SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 August 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 August 2018 re: 2018 Half-Year Results

2018 Half-Year Results
News Release

Lloyds Banking Group plc

1 August 2018

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the six months ended 30 June 2018.
IFRS 9 and IFRS 15: On 1 January 2018, the Group implemented IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers”. As permitted by IFRS 9 and IFRS 15, comparative information for previous periods has not been restated.

Statutory basis: Statutory information is out on pages 48 to 93. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance:
-restructuring, including severance-related costs, the costs of implementing regulatory reform including ring-fencing, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich’s UK workplace pensions and savings business;
-    volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
-    payment protection insurance provisions.

Segment information: the segment results and balance sheet information have been restated to reflect incorporation of the Run-off segment into Commercial Banking, Retail and Central items. The underlying profit and statutory results at Group level are unchanged as a result of these restatements.
Remediation: Previously referred to as other conduct, remediation which excludes PPI is now included in underlying profit and the Group’s cost:income ratio. The Group’s and segmental results for the six months ended 30 June 2017 and 31 December 2017 have been restated to allow comparison.
MBNA: MBNA’s results and balance sheet have been consolidated with effect from 1 June 2017.
Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2018 to the six months ended 30 June 2017, and the balance sheet analysis compares the Group balance sheet as at 30 June 2018 to the Group balance sheet as at 31 December 2017.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 97.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTENT

RESULTS FOR THE HALF-YEAR

We have delivered another strong financial performance with increased statutory profits, higher returns, and a strong capital build.

There has been significant business progress including the successful delivery of Open Banking, the launch of Lloyds Bank Corporate Markets and the planned integration of MBNA and Zurich’s UK workplace pensions and savings business.

In February we announced an ambitious strategy to transform the Group for continued success in a digital world. We have made a strong start in implementing the strategic initiatives which will further digitise the Group, enhance customer propositions, maximise our capabilities as an integrated financial services provider and transform the way we work.

Our differentiated UK business model continues to deliver with our multi brand, multi channel approach, cost leadership, low risk positioning, investment capacity and execution capabilities positioning us well for sustainable success and continuing to deliver our purpose of Helping Britain Prosper.

António Horta-Osório
Group Chief Executive

Significant business progress with strong start to the Group’s latest strategic plan

●
Successful delivery including Open Banking, the launch of Lloyds Bank Corporate Markets and the planned integration of MBNA and Zurich’s UK workplace pensions and savings business
●
Strong start to GSR 3 with increased strategic investment, together with a reduction in the underlying cost base
●
Continued growth in targeted segments, including SME, consumer finance and financial planning and retirement

Delivering a strong and sustainable financial performance

●
Statutory profit after tax of £2.3 billion, up 38 per cent, and return on tangible equity of 12.1 per cent
●
Earnings per share increased 45 per cent to 2.9 pence per share reflecting the improved profitability
●
Underlying profit increased 7 per cent to £4.2 billion reflecting increased income and lower total costs
●
Net income of £9.0 billion, 2 per cent higher reflecting an improved margin of 2.93 per cent, higher average interest earning assets at £436 billion and other income of £3.1 billion following a good second quarter
●
Operating costs flat, despite increased investment and inclusion of the MBNA cost base; cost:income ratio further improved to 47.7 per cent (including remediation) and 44.9 per cent (excluding remediation)
●
Credit quality remains strong with no deterioration in credit risk indicators; gross asset quality ratio stable at 27 basis points, with increase in net asset quality ratio to 20 basis points reflecting expected lower releases and write-backs
●
Strong capital build of 121 basis points, including 25 basis points from the sale of the Irish mortgage portfolio, with pro forma CET1 ratio, pre dividend, of 15.1 per cent
●
Group’s Pillar 2A CET1 requirement reduced from 3.0 per cent to 2.7 per cent
●
Increased interim ordinary dividend of 1.07 pence per share, in line with the Board’s progressive and sustainable policy
●
Tangible net assets per share increased to 52.1 pence per share

Improved guidance for 2018

●
Capital increase now expected to be c.200 basis points, pre dividend
●
Net interest margin for the full year now expected to be in line with the first half of 2018
●
Asset quality ratio now expected to be less than 25 basis points

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	2017	Change	2017	Change
	£m	£m	%	£m	%

Net interest income	6,344	5,925	7	6,395	(1)
Other income	3,124	3,348	(7)	2,857	9
Total income	9,468	9,273	2	9,252	2
Operating lease depreciation	(497)	(495)	–	(558)	11
Net income	8,971	8,778	2	8,694	3
Operating costs	(4,024)	(4,018)	–	(4,166)	3
Remediation	(257)	(540)	52	(325)	21
Total costs	(4,281)	(4,558)	6	(4,491)	5
Impairment	(456)	(268)	(70)	(527)	13
Underlying profit	4,234	3,952	7	3,676	15
Restructuring	(377)	(321)	(17)	(300)	(26)
Volatility and other items	(190)	(37)		(45)
Payment protection insurance provision	(550)	(1,050)	48	(600)	8
Statutory profit before tax	3,117	2,544	23	2,731	14
Tax expense	(850)	(905)	6	(823)	(3)
Statutory profit after tax	2,267	1,639	38	1,908	19

Earnings per share	2.9p	2.0p	45	2.4p	21

Banking net interest margin	2.93%	2.82%	11bp	2.90%	3bp
Average interest-earning banking assets	£436bn	£431bn	1	£439bn	(1)
Cost:income ratio including remediation	47.7%	51.9%	(4.2)pp	51.7%	(4.0)pp
Asset quality ratio	0.20%	0.12%	8bp	0.24%	(4)bp
Underlying return on tangible equity	16.3%	14.5%	1.8pp	13.6%	2.7pp
Return on tangible equity	12.1%	8.2%	3.9pp	9.7%	2.4pp

BALANCE SHEET AND CAPITAL

	At 30 June	At 1 Jan		At 31 Dec
	2018	2018	Change	2017	Change
		(adjusted)1%		(reported)%

Loans and advances to customers2	£442bn	£444bn	–	£456bn	(3)
Customer deposits3	£418bn	£416bn	–	£416bn	–
Loan to deposit ratio	106%	107%	(1.1)pp	110%	(4.1)pp
Pro forma CET1 ratio pre 2018 dividend accrual4	15.1%	13.9%	1.2pp	13.9%	1.2pp
Pro forma CET1 ratio4	14.5%	13.9%	0.6pp	13.9%	0.6pp
Pro forma transitional MREL ratio4	29.7%	26.0%	3.7pp	26.0%	3.7pp
Pro forma UK leverage ratio4	5.3%	5.4%	(0.1)pp	5.4%	(0.1)pp
Risk-weighted assets	£211bn	£211bn	–	£211bn	–
Pro forma risk-weighted assets4	£207bn	£211bn	(2)	£211bn	(2)
Tangible net assets per share	52.1p	51.7p	0.4p	53.3p	(1.2)p

1	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
2	Excludes reverse repos of £26.7 billion (31 December 2017: £16.8 billion).
3	Excludes repos of £4.0 billion (31 December 2017: £2.6 billion).
4
The CET1, leverage and transitional MREL ratios at 30 June 2018 and 31 December 2017 are reported on a pro forma basis, reflecting dividends declared by Insurance but paid in the subsequent reporting period. In addition the pro forma ratios and pro forma risk-weighted assets at 30 June 2018 reflect the sale of the Irish mortgage portfolio. The CET1 ratio at 31 December 2017 is reported post share buy back.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended
	30 June	31 Mar	31 Dec	30 Sept	30 June	31 March
	2018	2018	2017	2017	2017	2017
	£m	£m	£m	£m	£m	£m

Net interest income	3,173	3,171	3,203	3,192	2,997	2,928
Vocalink gain on sale	–	–	–	–	146	–
Other income	1,713	1,411	1,429	1,428	1,720	1,482
Total income	4,886	4,582	4,632	4,620	4,863	4,410
Operating lease depreciation	(245)	(252)	(284)	(274)	(263)	(232)
Net income	4,641	4,330	4,348	4,346	4,600	4,178
Operating costs	(2,016)	(2,008)	(2,165)	(2,001)	(2,050)	(1,968)
Remediation	(197)	(60)	(325)	–	(340)	(200)
Total costs	(2,213)	(2,068)	(2,490)	(2,001)	(2,390)	(2,168)
Impairment	(198)	(258)	(257)	(270)	(141)	(127)
Underlying profit	2,230	2,004	1,601	2,075	2,069	1,883
Restructuring	(239)	(138)	(152)	(148)	(164)	(157)
Volatility and other items	(16)	(174)	(69)	24	35	(72)
Payment protection insurance provision	(460)	(90)	(600)	–	(700)	(350)
Statutory profit before tax	1,515	1,602	780	1,951	1,240	1,304
Tax expense	(395)	(455)	(342)	(481)	(491)	(414)
Statutory profit after tax	1,120	1,147	438	1,470	749	890

Cost:income ratio including remediation	47.7%	47.8%	57.3%	46.0%	52.0%	51.9%
Cost:income ratio excluding remediation	43.4%	46.4%	49.8%	46.0%	44.6%	47.1%
Asset quality ratio	0.18%	0.23%	0.23%	0.24%	0.13%	0.12%

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June	At 1 Jan	At 31 Dec
	2018	20181	2017
	£m	£m	£m

Assets
Cash and balances at central banks	67,948	58,521	58,521
Financial assets at fair value through profit or loss	172,361	176,008	162,878
Derivative financial instruments	26,955	25,474	25,834
Loans and advances to banks	6,674	4,246	6,611
Loans and advances to customers	469,025	461,016	472,498
Debt securities	4,281	3,314	3,643
Financial assets at amortised cost	479,980	468,576	482,752
Financial assets at fair value through other comprehensive income	31,300	42,917
Available-for-sale financial assets			42,098
Other assets	51,235	39,686	40,026
Total assets	829,779	811,182	812,109

Liabilities
Deposits from banks	30,934	29,804	29,804
Customer deposits	421,609	418,124	418,124
Financial liabilities at fair value through profit or loss	45,777	50,935	50,877
Derivative financial instruments	25,561	26,124	26,124
Debt securities in issue	90,293	72,402	72,450
Liabilities arising from insurance and investment contracts	118,703	118,860	118,860
Subordinated liabilities	17,637	17,922	17,922
Other liabilities	30,722	29,059	28,805
Total liabilities	781,236	763,230	762,966

Shareholders’ equity	42,940	42,360	43,551
Other equity instruments	5,355	5,355	5,355
Non-controlling interests	248	237	237
Total equity	48,543	47,952	49,143
Total equity and liabilities	829,779	811,182	812,109

1	Adjusted to reflect the implementation of IFRS 9 and IFRS 15.
 [

GROUP CHIEF EXECUTIVE’S STATEMENT

We have delivered a strong and sustainable financial performance in the first half of 2018 with increased statutory profit, higher returns and a strong capital build. We have made significant progress in the last six months and are already delivering against the ambitious targets we set out in our new transformational strategy in February. As a simple, low risk, customer focused financial services provider we are well placed to succeed in a digital world and help Britain prosper.

Operating environment
The UK faces a period of political and economic uncertainty in the run-up to the UK’s departure from the European Union, however the UK economy remains resilient and, excluding the impact of adverse weather, continues to demonstrate robust growth. The economy is benefiting from the highest employment rate in half a century and household indebtedness remains significantly below pre-crisis levels, with strong growth in the world economy also positive for UK exports.

Financial Performance
In the first six months we have again delivered a strong and sustainable financial performance. Underlying profit increased 7 per cent to £4.2 billion, driven by higher income and lower total costs, with statutory profit after tax increasing 38 per cent to £2.3 billion. Earnings per share increased 45 per cent to 2.9 pence per share reflecting the improved profitability while statutory return on tangible equity continued to increase and is now 12.1 per cent. Asset quality remains strong and we have seen no deterioration in the portfolio. The strong performance has also enabled capital build of 121 basis points, with the Group’s CET1 ratio increasing to 15.1 per cent, on a pro forma basis.

The Board has recommended an interim ordinary dividend of 1.07 pence per share, in line with the Group’s progressive and sustainable ordinary dividend policy. Good progress has also been made on the share buy back that was announced with full year results, which commenced in March and is now nearing completion. To date, we have bought back approximately 1.2 billion shares, with around 75 per cent of the £1 billion buy back already fulfilled.

We have continued to de-risk the balance sheet. In July the Prudential Regulation Authority (PRA) reduced the Group’s Pillar 2A CET1 requirement to 2.7 per cent from 3.0 per cent. The Board’s view of the level of CET1 capital required remains at c.13 per cent, plus a management buffer of around 1 per cent.

Business and strategic progress
In the first six months we have made significant business progress, successfully delivering Open Banking, launching Lloyds Bank Corporate Markets and continuing the planned integration of the MBNA credit card book and Zurich’s UK workplace pension and savings business. These provide a strong platform for the next phase of our development.

In February we announced an ambitious strategy to transform the Group for success in a digital world. We have made a strong start in implementing the strategic initiatives which will further digitise the Group, enhance customer propositions, maximise our capabilities as an integrated financial services provider and transform the way we work.

The Group’s cost discipline continues to be a competitive advantage and enables greater investment capacity and increased returns. Our market leading cost efficiency and reducing cost base are being achieved together with more than £3 billion of strategic investment over the next 3 years, a 40 per cent increase on the previous plan, which enables the transformation required to exceed customer expectations and succeed in a digital world. This transformation will generate further cost reductions, which will enable us to reduce our operating costs to less than £8 billion in 2020. It will also enable us to further enhance the customer experience and continue to both improve our financial performance and to help Britain prosper.

We operate the UK’s largest branch network and the largest digital bank in the UK and continue to grow the digital bank with active users increasing to almost 14 million, including around 10 million mobile banking users. In the first half we re-platformed our mobile app enabling enhanced functionality and reducing future delivery times. We have also continued to reshape our branch network which includes our recently opened flagship branches that demonstrate improved productivity and customer satisfaction. We have also added to our fleet of mobile branches, which now cover 190 locations, and supports our commitment to maintaining the largest branch network in the UK.

Our increased technology spend, which now represents about 15 per cent of the Group’s cost base, is allowing us to create efficiencies and make banking easier for customers. By enhancing machine learning and leveraging robotics, we have released c.115,000 hours of colleague capacity. We have also rolled out a single customer view platform across all three banking brands, creating a progressive single home for banking and insurance needs, with targeted customer numbers of more than 3 million by the end of the year.

As part of our Helping Britain Prosper Plan we have continued to boost support to key sectors of the economy. In the first half of the year, we launched a £2 billion Clean Growth Financing Initiative, providing discounted funding to help British businesses reduce environmental impacts and benefit from the transition to a low carbon economy. We have lent £6 billion to first time buyers and also continued to grow lending to targeted segments, including SME and consumer finance, whilst growing financial planning and retirement assets under administration by 14 per cent, or over £9 billion.

Guidance
As a result of the strong performance in the last six months, we have upgraded our financial guidance for 2018. We now expect net interest margin to be in line with the first half of the year, the asset quality ratio to be less than 25 basis points and for capital build to be c.200 basis points, at the top end of our guided range. All other longer term guidance remains unchanged.

Outlook
Our differentiated, customer focused business model continues to deliver with our multi brand, multi channel approach, cost leadership, low risk positioning, investment capacity and execution capabilities positioning us well for sustainable success in a digital world. As a result we believe that this strategy will allow us to continue to help Britain prosper whilst continuing to deliver strong and sustainable returns for shareholders.

António Horta-Osório
Group Chief Executive

SUMMARY OF GROUP RESULTS

Strong financial performance with continued improvements in statutory and underlying profit and returns
The Group’s statutory profit before tax of £3,117 million was 23 per cent higher than in the first half of 2017, whilst profit after tax of £2,267 million was 38 per cent higher, both driven by increased underlying profit and a lower PPI charge. Statutory return on tangible equity improved by 3.9 percentage points to 12.1 per cent.

Underlying profit was £4,234 million, 7 per cent higher than in the first half of 2017 with higher net income and lower total costs partly offset by the expected higher impairment charge. The underlying return on tangible equity increased to 16.3 per cent.

The balance sheet remains strong with the Group’s CET1 capital ratio increasing by 121 basis points, on a pro forma basis, to 15.1 per cent pre dividend and to 14.5 per cent post dividend (31 December 2017: 13.9 per cent pro forma post dividend and share buy back). The capital build includes the impact of the interim Insurance dividend paid in July 2018 and the sale of the Irish mortgage portfolio (25 basis points) which will complete later in the third quarter.

Net income
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	2017	Change	2017	Change
	£m	£m	%	£m	%

Net interest income	6,344	5,925	7	6,395	(1)
Vocalink gain on sale	–	146		–
Other income	3,124	3,202	(2)	2,857	9
Total income	9,468	9,273	2	9,252	2
Operating lease depreciation1	(497)	(495)	–	(558)	11
Net income	8,971	8,778	2	8,694	3

Banking net interest margin	2.93%	2.82%	11bp	2.90%	3bp
Average interest-earning banking assets	£436.4bn	£430.9bn	1	£438.8bn	(1)

1	Net of profits on disposal of operating lease assets of £29 million (half year to 30 June 2017: £17 million; half-year to 31 December 2017: £15 million).

Further detail on net interest income is included on page 23.

Net income at £8,971 million was 2 per cent higher than in the first half of 2017 with growth in net interest income partly offset by lower other operating income.

Net interest income at £6,344 million increased by 7 per cent reflecting an improved net interest margin and increased average interest-earning banking assets which were 1 per cent higher at £436 billion. The net interest margin increased by 11 basis points to 2.93 per cent with lower deposit and wholesale funding costs more than offsetting continued pressure on asset margins. The margin also benefitted from changing product mix and growth in consumer finance, including the acquisition of MBNA.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2018 the Group was fully hedged with a nominal balance of £171 billion (31 December 2017: £165 billion) and an average duration of around 4.1 years (31 December 2017: c.3 years). The Group generated £1.3 billion of income from the structural hedge balances in the period (half-year to 30 June 2017: £1.2 billion) with a fixed earnings rate of approximately 0.9 per cent over LIBOR.

Given the strong performance, the Group now expects net interest margin for 2018 to be in line with the first half of 2018 and for the margin to remain resilient over the plan period.

Other income at £3,124 million reflected a good second quarter and excluding the £146 million gain on the sale of Vocalink recognised in the first half of 2017, was slightly down year on year.

The good performance in the second quarter of £1.7 billion was primarily driven by Insurance with higher new business volumes and increased contributions in workplace pensions, increased income from bulk annuities, and lower weather related insurance claims. Commercial Banking was also up in the quarter driven by increased markets activity whilst Retail income was stable. Other income in the half includes a gain of £191 million on the sale of £11 billion of gilts and other liquid assets, compared with a £146 million gain from the £5 billion sale of such assets in the first half of 2017.

The Group now expects 2018 other income to be broadly in line with 2017 excluding Vocalink.

Total costs
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	2017	Change	2017	Change
	£m	£m	%	£m	%

Operating costs	4,024	4,018	–	4,166	3
Remediation	257	540	52	325	21
Total costs	4,281	4,558	6	4,491	5

Cost:income ratio including remediation	47.7%	51.9%	(4.2)pp	51.7%	(4.0)pp
Cost:income ratio excluding remediation	44.9%	45.8%	(0.9)pp	47.9%	(3.0)pp

Operating costs at £4,024 million were flat compared to the first half of 2017, despite increased investment and inclusion of the MBNA cost base.

The Group continues to focus on reducing its underlying cost base, and before investment and the inclusion of MBNA operating costs reduced by 7 per cent, largely driven by increased efficiency from digitalisation, process improvement and better procurement. This cost discipline creates capacity for increased investment with investment expensed and depreciation up 14 per cent in the period.

Remediation charges were 52 per cent lower at £257 million and included additional charges of £197 million in the second quarter. The additional provision covers a number of small items and largely relates to incremental costs of existing programmes.

The Group’s market leading cost:income ratio continues to provide competitive advantage and improved further to 47.7 per cent with positive jaws of 8 per cent. The Group’s cost:income ratio excluding remediation also improved to 44.9 per cent.

The Group continues to target a cost:income ratio (including remediation) in the low 40’s exiting 2020, with reductions every year, and for operating costs to be lower than £8 billion in 2020.

Impairment
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	2017	Change	2017	Change
	£m	£m	%	£m	%

Impairment charge	456	268	(70)	527	13
Asset quality ratio	0.20%	0.12%	8bp	0.24%	(4)bp
Gross asset quality ratio	0.27%	0.23%	4bp	0.33%	(6)bp

	At 30 June	At 1 Jan
	2018	2018	Change
	%	%

Stage 3 loans and advances to customers as a % of total	1.8	1.9	(0.1)pp
Stage 3 ECL1 allowance as a % of Stage 3 drawn balances	25.2	24.0	1.2pp

1	Expected credit loss.

Asset quality across the portfolio remains strong and stable with no deterioration in credit risk indicators. The Group’s loan portfolios continue to be well positioned, reflecting our continued prudent through the cycle approach to credit risk, and benefiting from continued low interest rates and a resilient UK economy.

The gross asset quality ratio at 27 basis points remains in line with full year 2017 and 2016, despite the inclusion of MBNA. On a net basis the asset quality ratio increased to 20 basis points reflecting expected lower releases and write-backs. The impairment charge increased to £456 million in the first half of 2018, again reflecting lower releases and write-backs.

Stage 3 loans at £8.7 billion as a proportion of total loans and advances to customers have reduced to 1.8 per cent (1 January 2018: 1.9 per cent), while at the same time coverage of Stage 3 drawn balances has increased to 25.2 per cent (1 January 2018: 24.0 per cent).

Overall credit performance in the UK mortgage book remains stable. The average loan to value reduced again to 43.5 per cent (31 December 2017: 43.6 per cent) while the proportion of lending with an LTV of greater than 90 per cent remained low at 2.5 per cent (31 December 2017: 2.5 per cent). No deterioration is being seen in the portfolio with new to arrears as a proportion of total lending continuing to fall.

The unsecured portfolios also continue to perform strongly with new to arrears rates remaining stable and the MBNA portfolio performing in line with the Group’s expectations. The UK motor finance book continues to perform well given resilient car prices and is benefiting from our conservative approach to residual values and prudent provisioning, including a £200 million residual value and specific event provision.

The Commercial Banking portfolio continues to benefit from effective risk management, a resilient economic environment and continued low interest rates with the increased impairment charge driven by lower releases and write-backs.

The Group now expects the asset quality ratio to be less than 25 basis points in 2018 and continues to expect less than 30 basis points through the plan period. The Group continues to expect asset quality to remain strong but with further reductions in releases and write-backs.

Statutory profit
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	2017	Change	2017	Change
	£m	£m	%	£m	%

Underlying profit	4,234	3,952	7	3,676	15
Restructuring	(377)	(321)	(17)	(300)	(26)
Volatility and other items
Market volatility and asset sales	34	136		143	(76)
Amortisation of purchased intangibles	(53)	(38)	(39)	(53)	–
Fair value unwind and other	(171)	(135)	(27)	(135)	(27)
	(190)	(37)		(45)
Payment protection insurance provision	(550)	(1,050)	48	(600)	8
Statutory profit before tax	3,117	2,544	23	2,731	14
Tax expense	(850)	(905)	6	(823)	(3)
Statutory profit after tax	2,267	1,639	38	1,908	19

Further information on the reconciliation of underlying to statutory results is included on page 22.

Statutory profit before tax of £3,117 million (2017: £2,544 million) increased 23 per cent, driven by the increased underlying profit and lower PPI charge. Statutory profit after tax increased by 38 per cent to £2,267 million (2017: £1,639 million).

Restructuring costs of £377 million included £155 million for severance costs relating to the Group’s strategic investment plans as well as the costs of the integration of MBNA and Zurich’s UK workplace pensions and savings business, implementing regulatory reform and ring-fencing and the rationalisation of the non-branch property portfolio.

Market volatility and asset sales of £34 million included positive banking and insurance volatility, partly offset by the £105 million loss on sale of the Irish mortgage portfolio and an adjustment to past service pension liability.

The PPI charge of £550 million included an additional £460 million in the second quarter and now covers claims volumes of approximately 13,000 per week until the deadline in August 2019, compared to the 11,000 run rate previously assumed. The outstanding balance sheet provision at 30 June 2018 was £2 billion.

Tax expense
The tax expense was £850 million (2017: £905 million) representing an effective tax rate of 27 per cent (2017: 36 per cent). The high effective tax rate in the first half of 2017 of 36 per cent largely reflected the restrictions on deductibility of conduct provisions, which included remediation.

The Group continues to expect the effective tax rate to reduce to around 25 per cent in 2020.

Return on tangible equity
The return on tangible equity was 12.1 per cent up from 8.2 per cent in the first half of 2017, reflecting the increase in statutory profit after tax. The underlying return on tangible equity increased to 16.3 per cent (half-year to 30 June 2017: 14.5 per cent) primarily reflecting increased underlying profit.

Balance sheet
	At 30 June	At 1 Jan		At 31 Dec
	2018	2018	Change	2017	Change
		(adjusted)1%		(reported)%

Loans and advances to customers2	£442bn	£444bn	–	£456bn	(3)
Customer deposits3	£418bn	£416bn	–	£416bn	–
Loan to deposit ratio	106%	107%	(1.1)pp	110%	(4.1)pp

Wholesale funding	£122bn	£101bn	21	£101bn	21
Wholesale funding <1 year maturity	£38bn	£29bn	32	£29bn	32
Of which money-market funding <1 year maturity4	£25bn	£15bn	70	£15bn	70
Liquidity coverage ratio – eligible assets	£129bn			£121bn	7
Liquidity coverage ratio5	129%			127%	2.0pp

1	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
2	Excludes reverse repos of £26.7 billion (31 December 2017: £16.8 billion).
3	Excludes repos of £4.0 billion (31 December 2017: £2.6 billion).
4	Excludes balances relating to margins of £4.0 billion (31 December 2017: £2.1 billion) and settlement accounts of £1.7 billion (31 December 2017: £1.5 billion).
5	Liquidity coverage ratio at 30 June 2018 has been prepared on a Group consolidated basis.

Group loans and advances to customers fell slightly to £442 billion with growth in targeted segments more than offset by the £4 billion sale of the Irish residential mortgage portfolio. Over the last six months, SME and Motor Finance have continued to grow whilst the open mortgage book of £267 billion is in line with the start of the year. The Group continues to expect the year end position for open mortgages to be slightly higher than the end of 2017.

Loans and advances to customers were adjusted on adoption of IFRS 9, resulting in an £11.5 billion reduction to £444 billion on 1 January 2018. This was primarily due to the reclassification of certain assets transferred from the banking business to the insurance business in recent years which have been designated at fair value, in common with other assets within the Insurance business, as well as assets which have failed the solely payments of principal and interest test.

The loan to deposit ratio was down slightly at 106 per cent. Wholesale funding increased by 21 per cent to £122 billion compared with £101 billion at 31 December 2017 reflecting increased term issuance following the end of the Bank of England’s Term Funding Scheme and an increase to our liquidity position during the period of the ring-fencing transfers through additional short term money market funding.

The Group’s liquidity surplus exceeds the regulatory minimum and internal risk appetite with a Liquidity Coverage Ratio of 129 per cent based on the EU Delegated Act at 30 June 2018 (31 December 2017: 127 per cent).

Capital
	At 30 June	At 1 Jan		At 31 Dec
	2018	2018	Change	2017	Change
		(adjusted)1%		(reported)%

Pro forma CET1 ratio pre 2018 dividend accrual2	15.1%	13.9%	1.2pp	13.9%	1.2pp
Pro forma CET1 ratio2	14.5%	13.9%	0.6pp	13.9%	0.6pp
Transitional total capital ratio	21.6%	21.2%	0.4pp	21.2%	0.4pp
Pro forma transitional MREL ratio2	29.7%	26.0%	3.7pp	26.0%	3.7pp
Pro forma UK leverage ratio2	5.3%	5.4%	(0.1)pp	5.4%	(0.1)pp
Risk-weighted assets	£211bn	£211bn	–	£211bn	–
Pro forma risk-weighted assets2	£207bn	£211bn	(2)	£211bn	(2)

Shareholders' equity	£43bn	£42bn	2	£44bn	(1)
Tangible net assets per share	52.1p	51.7p	0.4p	53.3p	(1.2)p

1	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
2
The CET1, leverage and transitional Minimum Requirement for Own Funds and Eligible Liabilities (MREL) ratios at 30 June 2018 and 31 December 2017 are reported on a pro forma basis, reflecting dividends declared by Insurance but paid in the subsequent reporting period. In addition the pro forma ratios and pro forma risk-weighted assets at 30 June 2018 reflect the sale of the Irish mortgage portfolio. The CET1 ratio at 31 December 2017 is reported post share buy back.

The Group’s CET1 ratio has strengthened to 15.1 per cent on a pro forma basis, pre dividend, an increase of 121 basis points in the first half of the year. The increase includes 111 basis points generated from underlying banking profits, 8 basis points relating to the interim dividend received from the Insurance business, 25 basis points in relation to the sale of the Irish mortgage portfolio, and 5 basis points from market and other movements. These impacts were partially offset by 28 basis points for PPI charges. Post dividend accrual, the Group’s pro forma CET1 ratio was 14.5 per cent (14.1 per cent excluding the impact of the interim Insurance dividend and the sale of the Irish mortgage portfolio)

The Group remains highly capital generative and given the strong first half, the Group now expects the CET1 build to be c.200 basis points pre dividend in 2018. The Group continues to expect to deliver 170 to 200 basis points every year, pre dividend, on an ongoing basis.

In July 2018, the Prudential Regulation Authority (PRA) reduced the Group’s Pillar 2A CET1 requirement to 2.6 per cent from 3.0 per cent. It will increase to 2.7 per cent from 1 January 2019 following entry into force of the UK’s ring-fencing regime. The Board’s view of the level of CET1 capital required remains at c.13 per cent, plus a management buffer of around 1 per cent.

Total capital ratio remains strong at 21.6 per cent and the Group remains well positioned to meet its MREL from 2020 with a pro forma transitional MREL ratio at 30 June 2018 of 29.7 per cent (31 December 2017: 26.0 per cent pro forma). The leverage ratio on a pro forma basis was in line with the start of the year at 5.3 per cent (31 December 2017: 5.4 per cent).

Tangible net assets per share increased 3.3 pence to 55.0 pence, pre dividends and share buy-back. This reflects a 3.5 pence increase for statutory profit, before a reduction of 0.8 pence for the PPI charge, and a 0.6 pence benefit from reserve movements. After reflecting the payment of the dividend and the impact of the share buy-back, equivalent to 2.9 pence, tangible net assets increased to 52.1 pence (1 January 2018: 51.7 pence).

Dividend
The Board has recommended an interim ordinary dividend of 1.07 pence per share, in line with our policy to maintain a progressive and sustainable ordinary dividend.

The Board will continue to give due consideration at each year end to the return of any surplus capital. In February this year, the Board decided to return surplus capital through a share buy back programme of up to £1 billion. This commenced in March 2018 and at the time of issuing results is c.75 per cent complete having purchased c.1.2 billion shares.

UNDERLYING BASIS – SEGMENTAL ANALYSIS

Half-year to 30 June 2018
		Commercial	Insurance	Central
	Retail	Banking	and Wealth	items	Group
	£m	£m	£m	£m	£m

Net interest income	4,514	1,497	60	273	6,344
Other income	1,089	840	979	216	3,124
Total income	5,603	2,337	1,039	489	9,468
Operating lease depreciation	(477)	(20)	–	–	(497)
Net income	5,126	2,317	1,039	489	8,971
Operating costs	(2,410)	(1,061)	(534)	(19)	(4,024)
Remediation	(91)	(75)	(25)	(66)	(257)
Total costs	(2,501)	(1,136)	(559)	(85)	(4,281)
Impairment	(461)	(15)	–	20	(456)
Underlying profit	2,164	1,166	480	424	4,234

Banking net interest margin	2.69%	3.32%			2.93%
Average interest-earning banking assets	£342.0bn	£90.3bn	£0.8bn	£3.3bn	£436.4bn
Asset quality ratio	0.27%	0.02%			0.20%
Return on risk-weighted assets	4.74%	2.71%			4.05%
Loans and advances to customers1	£340.8bn	£97.3bn	£0.8bn	£3.4bn	£442.3bn
Customer deposits2	£254.6bn	£148.5bn	£13.6bn	£0.9bn	£417.6bn
Risk-weighted assets	£93.2bn	£86.2bn	£1.3bn	£30.0bn	£210.7bn

Half-year to 30 June 2017
		Commercial	Insurance	Central
	Retail3	Banking3	and Wealth	Items3	Group
	£m	£m	£m	£m	£m

Net interest income	4,182	1,488	72	183	5,925
Vocalink gain on sale	–	–	–	146	146
Other income excluding Vocalink	1,148	994	939	121	3,202
Total income	5,330	2,482	1,011	450	9,273
Operating lease depreciation	(449)	(45)	–	(1)	(495)
Net income	4,881	2,437	1,011	449	8,778
Operating costs	(2,349)	(1,085)	(556)	(28)	(4,018)
Remediation	(370)	(125)	(26)	(19)	(540)
Total costs	(2,719)	(1,210)	(582)	(47)	(4,558)
Impairment	(260)	1	–	(9)	(268)
Underlying profit4	1,902	1,228	429	393	3,952

Banking net interest margin	2.55%	3.29%			2.82%
Average interest-earning banking assets	£334.3bn	£91.4bn	£0.8bn	£4.4bn	£430.9bn
Asset quality ratio	0.16%	–			0.12%
Return on risk-weighted assets4	4.33%	2.66%			3.70%
Loans and advances to customers1	£340.2bn	£100.8bn	£0.8bn	£11.4bn	£453.2bn
Customer deposits2	£254.4bn	£148.4bn	£13.6bn	£0.2bn	£416.6bn
Risk-weighted assets	£93.4bn	£90.5bn	£1.7bn	£32.2bn	£217.8bn

1	Excludes reverse repos of £26.7 billion (30 June 2017: £11.4 billion).
2	Excludes repos of £4.0 billion (30 June 2017: £1.0 billion).
3	Restated to include run-off.
4	Prior periods restated to include remediation.

Half-year to 31 December 2017
		Commercial	Insurance	Central
	Retail1	Banking1	and Wealth	items1	Group
	£m	£m	£m	£m	£m

Net interest income	4,524	1,542	61	268	6,395
Other income	1,073	804	907	73	2,857
Total income	5,597	2,346	968	341	9,252
Operating lease depreciation	(498)	(60)	–	–	(558)
Net income	5,099	2,286	968	341	8,694
Operating costs	(2,517)	(1,145)	(484)	(20)	(4,166)
Remediation	(263)	(48)	(14)	–	(325)
Total costs	(2,780)	(1,193)	(498)	(20)	(4,491)
Impairment	(451)	(90)	–	14	(527)
Underlying profit2	1,868	1,003	470	335	3,676

Banking net interest margin	2.65%	3.27%			2.90%
Average interest-earning banking assets	£342.7bn	£90.7bn	£0.8bn	£4.6bn	£438.8bn
Asset quality ratio	0.26%	0.20%			0.24%
Return on risk-weighted assets2	3.98%	2.23%			3.39%
Loans and advances to customers3	£340.7bn	£102.8bn	£0.8bn	£11.4bn	£455.7bn
Customer deposits4	£253.1bn	£148.3bn	£13.8bn	£0.3bn	£415.5bn
Risk-weighted assets	£91.4bn	£88.1bn	£1.3bn	£30.1bn	£210.9bn

1 January 2018

Loans and advances to customers3	£340.1bn	£99.3bn	£0.8bn	£4.0bn	£444.2bn

1	Restated to include run-off.
2	Prior periods restated to include remediation.
3	Excludes reverse repos of £16.8 billion.
4	Excludes repos of £2.6 billion.

DIVISIONAL RESULTS

RETAIL
Retail offers a broad range of financial service products, including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. Retail operates a multi-brand and multi-channel strategy and continues to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

Progress against strategic priorities
Delivering a leading customer experience
●
Opened the new Halifax flagship branch, offering the latest in banking technology, and introduced eight new mobile branches taking the total to 36, helping reach more remote and rural communities across 190 locations
●
Maintained position as the UK’s largest digital bank with 13.8 million digital customers and 9.8 million mobile users
●
Delivery of an enhanced Lex Autolease driver portal, enabling a more streamlined customer experience through a self-serve platform
●
Shortened the branch mortgage application process by two days, due to a number of initiatives, including faster document processing and the roll out of automated valuations

Digitising the Group
●
The first major UK bank to successfully deliver Open Banking, enhanced by re-platforming our mobile app, enabling improved functionality and delivery of future capabilities
●
Launched new dynamic personal loan tool, providing customers with online eligibility checker and personalised price functionality

Maximising the Group’s capabilities
●
Extended the successful Jaguar Land Rover partnership until the end of 2020
●
Invested significantly in additional mortgage advisors, increasing customer facing capacity by over 10 per cent and the number of branches equipped to offer remote appointments doubling to 100

Transforming ways of working
●
Colleagues completed over 200,000 hours of learning, further developing the skills and capabilities required for the future

Financial performance
●
Underlying profit increased 14 per cent to £2,164 million
●
MBNA has performed ahead of expectations, and integration is expected to complete ahead of schedule in the first quarter of 2019
●
Net interest income increased 8 per cent reflecting a 14 basis points improvement in net interest margin. The benefits of MBNA and lower funding costs, more than offsetting ongoing mortgage pricing pressure
●
Other income was 5 per cent lower following changes to overdraft charging which took effect in November, more than offsetting fleet growth in Lex Autolease, which also drives growth in operating lease depreciation
●
Operating costs increased 3 per cent to £2,410 million. Excluding MBNA, costs were down 1 per cent as efficiency savings more than offset increased investment and inflationary pressure
●
Remediation reduced to £91 million driven by lower provision charges across existing programmes
●
Impairment charges increased 77 per cent to £461 million and the asset quality ratio increased 11 basis points to 27 basis points, both reflecting lower debt sales and recoveries and the inclusion of MBNA
●
Loans and advances increased to £340.8 billion with the transfer of Business Banking balances from Commercial Banking and growth in Black Horse, being partly offset by reductions in the closed mortgage book. Open mortgage book balances were flat in the first half
●
Customer deposits remained broadly flat, excluding the transfer of Business Banking relationship balances
●
Risk-weighted assets increased to £93.2 billion, reflecting balance growth and changing mix, along with model refinements

Performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	20171	Change	20171	Change
	£m	£m	%	£m	%

Net interest income	4,514	4,182	8	4,524	–
Other income	1,089	1,148	(5)	1,073	1
Total income	5,603	5,330	5	5,597	–
Operating lease depreciation	(477)	(449)	(6)	(498)	4
Net income	5,126	4,881	5	5,099	1
Operating costs	(2,410)	(2,349)	(3)	(2,517)	4
Remediation	(91)	(370)	75	(263)	65
Total costs	(2,501)	(2,719)	8	(2,780)	10
Impairment	(461)	(260)	(77)	(451)	(2)
Underlying profit2	2,164	1,902	14	1,868	16

Banking net interest margin	2.69%	2.55%	14bp	2.65%	4bp
Average interest-earning banking assets	£342.0bn	£334.3bn	2	£342.7bn	–
Asset quality ratio	0.27%	0.16%	11bp	0.26%	1bp
Return on risk-weighted assets2	4.74%	4.33%	41bp	3.98%	76bp

	At 30 June	At 1 Jan		At 31 Dec
	2018	2018		2017
		(adjusted)1,3	Change	(reported)1	Change
	£bn	£bn	%	£bn	%

Open mortgage book	267.1	267.0	–	267.1	–
Closed mortgage book	22.2	23.6	(6)	23.6	(6)
Credit cards	18.5	17.9	3	18.1	2
Loans	7.8	7.8	–	7.9	(1)
UK Motor Finance	13.9	13.5	3	13.6	2
Europe4	7.2	7.1	1	7.1	1
Business Banking5	1.9	0.9		0.9
Other1	2.2	2.3	(4)	2.4	(8)
Loans and advances to customers	340.8	340.1	–	340.7	–
Operating lease assets	4.7	4.7	–	4.7	–
Total customer assets	345.5	344.8	–	345.4	–

Relationship balances	241.8	240.0	1	240.0	1
Tactical balances	12.8	13.1	(2)	13.1	(2)
Customer deposits1,5	254.6	253.1	1	253.1	1

Risk-weighted assets	93.2	91.4	2	91.4	2

1	Prior periods restated to include run-off.
2	Prior periods restated to include remediation.
3	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018.
4	Includes the Netherlands mortgage lending business.
5	SME portfolio within Commercial Banking re-segmented moving £1.0 billion of loans and advances to customers and £2.0 billion of customer deposits to Retail Business Banking. Prior period not restated.

COMMERCIAL BANKING
Commercial Banking has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing segments – SME, Mid Markets, Global Corporates and Financial Institutions – it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management and debt capital markets services.

Progress against strategic priorities
Commercial Banking is committed to supporting the financing needs of key client segments, continuing to invest in capabilities and digital propositions in order to deliver a leading customer experience supported by increasingly productive relationship managers. In the first half of 2018 we successfully launched Lloyds Bank Corporate Markets (LBCM), the Group’s non ring-fenced bank.

Delivering a leading customer experience
●
Awarded Business Bank of the Year at the FDs’ Excellence Awards for the 14th consecutive year; with an overall satisfaction rating of nine out of ten

Digitising the Group
●
Launched the digital eligibility and pricing tool, enabling SME clients to understand instantly how likely they are to be approved for a loan or overdraft of up to £25,000 before they apply
●
Piloted Invoice Finance Online, a new mobile enabled portal giving clients access to faster payments, flexible processing and functionality to create their own reports

Maximising the Group’s capabilities
●
On target to achieve £2 billion growth in net lending to start-ups, SMEs and Mid Market clients in 2018, supported by initiatives such as the £100 million lending fund for SMEs linked to the construction of EDF Energy’s Hinkley Point C power station, which will provide low-carbon electricity for around 6 million homes
●
Launched a £500 million fund for housing associations, supporting the Government pledge to deliver 300,000 houses each year by the middle of the next decade. Committed £750 million in 2018 for social housing projects, contributing to the Group’s commitment to enable more people in Britain to get a home

Transforming ways of working
●
Created the Customer Contact Portal, a digital tool to capture customer information in one place, enabling colleagues to provide proactive support, improve engagement and better serve customer needs across the Group
●
Further re-segmented the SME portfolio, moving 30,000 clients with a turnover of £3 million or less to Business Banking in Retail. Through investment in new technology, the Group has responded to changing client preferences, and can now effectively manage day-to-day banking needs of smaller clients through the ‘direct’ relationship manager capability

Financial performance
●
Net interest income of £1,497 million has remained stable supported by improved net interest margin following continued optimisation of the lending portfolio as well as increased high quality transactional deposits
●
Other income showing good momentum, 4 per cent higher than previous six months, at £840 million. The first half of 2017 included a number of significant refinancing and hedging transactions
●
Improved return on risk-weighted assets of 2.71 per cent, up 5 basis points driven by a reduction in risk-weighted assets following further optimisation
●
Operating lease depreciation reduced following accelerated charges in prior year
●
Operating costs 2 per cent lower reflecting efficiency initiatives offsetting higher investment
●
Asset quality ratio of 2 basis points reflecting strong credit quality across the portfolio, with the slight increase in the first half of 2018 primarily driven by lower releases and write-backs. The second half of 2017 included a single large corporate impairment
●
Continued lending growth in SME of 2 per cent, including loans and advances now transferred to Business Banking
●
Increased customer deposits at £148.5 billion, reflecting continued success in attracting high quality transactional deposit balances

Performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	20171	Change	20171	Change
	£m	£m	%	£m	%

Net interest income	1,497	1,488	1	1,542	(3)
Other income	840	994	(15)	804	4
Total income	2,337	2,482	(6)	2,346	–
Operating lease depreciation	(20)	(45)	56	(60)	67
Net income	2,317	2,437	(5)	2,286	1
Operating costs	(1,061)	(1,085)	2	(1,145)	7
Remediation	(75)	(125)	40	(48)	(56)
Total costs	(1,136)	(1,210)	6	(1,193)	5
Impairment	(15)	1		(90)	83
Underlying profit2	1,166	1,228	(5)	1,003	16

Banking net interest margin	3.32%	3.29%	3bp	3.27%	5bp
Average interest-earning banking assets	£90.3bn	£91.4bn	(1)	£90.7bn	–
Asset quality ratio	0.02%	–	2bp	0.20%	(18)bp
Return on risk-weighted assets2	2.71%	2.66%	5bp	2.23%	48bp

	At 30 June	At 1 Jan		At 31 Dec
	2018	2018		2017
		(adjusted)1,3	Change	(reported)1	Change
	£bn	£bn	%	£bn	%

SME4	29.6	30.1	(2)	30.7	(4)
Mid-Markets	30.1	29.4	2	34.2	(12)
Other5	37.6	39.8	(6)	44.6	(16)
Loans sold to Insurance business6				(6.7)
Loans and advances to customers	97.3	99.3	(2)	102.8	(5)

SME including Retail Business Banking	31.5	31.0	2	31.6	–

Customer deposits1,4	148.5	148.3	1	148.3	1
Risk-weighted assets	86.2	88.1	(2)	88.1	(2)

1	Prior periods restated to include run-off.
2	Prior periods restated to include remediation.
3	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018.
4	SME portfolio re-segmented moving £1.0 billion of loans and advances to customers and £2.0 billion of customer deposits to Retail Business Banking. Prior periods not restated.
5
Mainly lending to Global Corporates and Financial Institutions clients. As part of the Lloyds Bank Corporate Markets launch c.£2 billion of loans and advances to customers moved to Group Corporate Treasury.

6
At 31 December 2017 the customer segment balances included lower risk loans that were originated by Commercial Banking and subsequently sold to the Insurance business to back annuitant liabilities. These loans were reported in Central items but included in table to aid comparison with prior periods. Since the implementation of IFRS 9 these loans are no longer classified as loans and advances to customers.

INSURANCE AND WEALTH
Insurance and Wealth offers insurance, investment and wealth management products and services. It supports c.10 million customers with total customer assets under administration of £151 billion and annualised annuity payments to customers in retirement of c.£1 billion. Its strategic aim is to be the best insurer and wealth management business in the UK and it is committed to providing trusted, value for money products and services to meet the needs of its customers.

Progress against strategic initiatives
The Group continues to direct significant investment towards developing Insurance and Wealth, seeking to capture the workplace pensions opportunity, offering customers a single home for their banking and insurance needs and driving growth across intermediary and relationship channels through a strong distribution model.

Delivering a leading customer experience
●
Scottish Widows won ‘Pension Firm of the Year’ at the FD’s Excellence Awards for the second consecutive year
●
Successfully completed the first stage of transfer of the acquired Zurich UK workplace pensions and savings business, helping to create a market leading UK retirement savings business
●
New drawdown functionality launched within Retirement Account, providing a flexible way for customers to manage and control withdrawals in retirement
●
Joined Underwrite Me quote comparison site, allowing intermediaries to obtain fully underwritten prices for personal life insurance and critical illness products from multiple providers using just one application process
●
Successfully transferred activity and colleagues to Diligenta and Jardine Lloyd Thomson supporting plans to simplify processes and improve experience for customers

Digitising the Group
●
Launched pilot of single customer view across insurance and banking products, allowing Retail customers to view their insurance products online; targeting c.3 million users by year end
●
Successful home insurance claims pilot, allowing customers to register and progress claims online

Maximising the Group’s capabilities
●
Strong progress towards the Helping Britain Prosper target of growing open book assets under administration (AUA) by £50 billion by end 2020. Growth of over £9 billion to date; already ahead of the full year target of £8 billion
●
Completed four bulk annuity transactions, generating £1.1 billion of new business premiums, including the Group’s largest external deal to date with the Littlewoods Pension Scheme, leveraging an existing relationship within Commercial Banking
●
Helping Britain prosper by providing long duration loans to finance social housing, infrastructure and commercial real estate projects while backing the growing annuity portfolio, with over £230 million new loans written in 2018

Financial performance

●
Total life and pensions sales increased by 50 per cent, driven by increases in new members in existing workplace schemes, the impact of contracted increases in auto enrolment workplace contributions and bulk annuities
●
New underwritten household premiums increased by 26 per cent, reflecting progress of the direct proposition. Total underwritten premiums decreased by 8 per cent driven by the highly competitive marketplace
●
Life and pensions new business income was up 75 per cent. This was partly offset by a £54 million decrease in general insurance income, which included around £40 million impact from higher weather related home insurance claims and lower benefits from experience and other items. As a result, total income increased 3 per cent to £1,039 million
●
Operating costs decreased 4 per cent, with cost savings more than offsetting higher investment costs
●
With higher income and lower costs, underlying profit increased by 12 per cent to £480 million

Insurance capital
●
Estimated pre interim dividend Solvency II ratio of 153 per cent (31 December 2017 pre final dividend position: 160 per cent). The fall in the ratio primarily reflects the £600 million dividend paid in February 2018 (in respect of 2017 earnings) and the acquisition of Zurich’s UK workplace pensions and savings business, offset by positive market movements and earnings over the first half of the year
●
Excess capital of £181 million has been generated in 2018 from which a dividend of £150 million was paid to Group in July 2018

Performance summary
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	2017	Change	2017	Change
	£m	£m	%	£m	%

Net interest income	60	72	(17)	61	(2)
Other income	979	939	4	907	8
Total income	1,039	1,011	3	968	7
Operating costs	(534)	(556)	4	(484)	(10)
Remediation	(25)	(26)	4	(14)	(79)
Total costs	(559)	(582)	4	(498)	(12)
Impairment	–	–		–
Underlying profit1	480	429	12	470	2

Life and pensions sales (PVNBP)2	7,483	4,984	50	4,967	51
General insurance underwritten new GWP3	48	38	26	46	4
General insurance underwritten total GWP3	342	370	(8)	363	(6)
General insurance combined ratio	103%	88%	15pp	87%	16pp

	At 30 June	At 31 Dec
	2018	2017
		(reported)4	Change
	£bn	£bn	%

Insurance Solvency II ratio5	153%	160%	(7)pp
Wealth loans and advances to customers	0.8	0.8	–
Wealth customer deposits	13.6	13.8	(1)
Wealth risk-weighted assets	1.3	1.3	–
Total customer assets under administration	151.0	145.4	4

Income by product group

	Half-year to 30 June 2018			Half-year to 30 June 2017			Half-year
	New	Existing		New	Existing		to 31 Dec
	business	business	Total	business	business	Total	2017
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning & retirement	165	75	240	61	61	122	134
Individual & bulk annuities	88	45	133	75	45	120	93
Protection	8	11	19	10	10	20	13
Longstanding LP&I	7	208	215	7	220	227	225
	268	339	607	153	336	489	465
Life and pensions experience and other items			140			176	182
General insurance			103			157	141
			850			822	788
Wealth			189			189	180
Total income			1,039			1,011	968

1	Prior periods restated to include remediation.
2	Present value of new business premiums.
3	Gross written premiums.
4	No material impact from application of IFRS 9 – adjusted assets are unchanged from those reported at 31 December 2017.
5	Equivalent regulatory view of ratio (including With Profits funds) at 30 June 2017 was 148 per cent (31 December 2017: 154 per cent).
CENTRAL ITEMS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	20171	Change	20171	Change
	£m	£m	%	£m	%

Total income	489	449	9	341	43
Operating costs	(19)	(28)	32	(20)	5
Remediation	(66)	(19)		–
Total costs	(85)	(47)	(81)	(20)
Impairment	20	(9)		14	43
Underlying profit2	424	393	8	335	27

1	Prior periods restated to include run-off.
2	Prior periods restated to include remediation.

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions and the Group’s private equity business, Lloyds Development Capital.

OTHER FINANCIAL INFORMATION

1.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
		Volatility
	Statutory	and other	Insurance		Underlying
	basis	items1,2	gross up3	PPI	basis4
Half-year to 30 June 2018	£m	£m	£m	£m	£m

Net interest income	6,007	93	244	–	6,344
Other income, net of insurance claims	3,564	(119)	(321)	–	3,124
Total income	9,571	(26)	(77)	–	9,468
Operating lease depreciation		(497)	–	–	(497)
Net income	9,571	(523)	(77)	–	8,971
Operating expenses5	(5,998)	1,090	77	550	(4,281)
Impairment	(456)	–	–	–	(456)
Profit before tax	3,117	567	–	550	4,234

Half-year to 30 June 20173

Net interest income	5,202	115	608	–	5,925
Other income, net of insurance claims	4,097	(89)	(660)	–	3,348
Total income	9,299	26	(52)	–	9,273
Operating lease depreciation		(495)	–	–	(495)
Net income	9,299	(469)	(52)	–	8,778
Operating expenses5	(6,552)	892	52	1,050	(4,558)
Impairment	(203)	(65)	–	–	(268)
Profit before tax	2,544	358	–	1,050	3,952

Half-year to 31 December 20171

Net interest income	5,710	113	572	–	6,395
Other income, net of insurance claims	3,650	(97)	(696)	–	2,857
Total income	9,360	16	(124)	–	9,252
Operating lease depreciation		(558)	–	–	(558)
Net income	9,360	(542)	(124)	–	8,694
Operating expenses5	(6,144)	929	124	600	(4,491)
Impairment	(485)	(42)	–	–	(527)
Profit before tax	2,731	345	–	600	3,676

1
Half-year to 30 June 2018 comprises the effects of asset sales (losses of £120 million); volatility and other items (gains of £154 million); the amortisation of purchased intangibles (£53 million); restructuring (£377 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £171 million).

2
Half-year to 30 June 2017 comprises the effects of asset sales (gains of £6 million); volatile items (gains of £145 million); liability management (losses of £15 million); the amortisation of purchased intangibles (£38 million); restructuring (£321 million, comprising severance related costs relating, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA); and the fair value unwind and other items (losses of £135 million).

3
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4	Prior periods restated to include remediation.
5	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.
2.
Banking net interest margin and average interest-earning assets

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2018	2017	2017
	£m	£m	£m

Group net interest income – statutory basis	6,007	5,202	5,710
Insurance gross up	244	608	572
Volatility and other items	93	115	113
Group net interest income – underlying basis	6,344	5,925	6,395
Non-banking net interest expense	3	96	15
Banking net interest income – underlying basis	6,347	6,021	6,410

Average interest-earning banking assets	£436.4bn	£430.9bn	£438.8bn

Banking net interest margin	2.93%	2.82%	2.90%

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2018	2017	2017
	£m	£m	£m

Net loans and advances to customers1	442.3	453.2	455.7
Impairment provision and fair value adjustments	4.0	3.3	3.2
Non-banking items:
Fee based loans and advances	(5.3)	(7.4)	(8.1)
Sale of assets to Insurance	–	(6.8)	(6.9)
Other non-banking	(2.2)	(4.2)	(4.0)
Gross banking loans and advances	438.8	438.1	439.9
Averaging	(2.4)	(7.2)	(1.1)
Average interest-earning banking assets	436.4	430.9	438.8

1	Excludes reverse repos of £26.7 billion (31 December 2017: £16.8 billion).

3.
Volatility arising in insurance businesses

Volatility included in the Group’s statutory results before tax comprises the following:

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2018	2017	2017
	£m	£m	£m

Insurance volatility	(23)	74	122
Policyholder interests volatility	122	110	80
Total volatility	99	184	202
Insurance hedging arrangements	(60)	(19)	(81)
Total	39	165	121

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.
4.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 30 June	At 1 Jan	At 31 Dec
	2018	20181	2017
	£m	£m	£m

Shareholders’ equity	42,940	42,360	43,551
Goodwill	(2,310)	(2,310)	(2,310)
Intangible assets	(3,061)	(2,835)	(2,835)
Purchased value of in-force business	(291)	(306)	(306)
Other, including deferred tax effects	240	254	254
Tangible net assets	37,518	37,163	38,354

Ordinary shares in issue, excluding own shares	71,944m	71,944m	71,944m
Tangible net assets per share	52.1p	51.7p	53.3p

1	Adjusted to reflect the implementation of IFRS 9 and IFRS 15.

5.
Return on tangible equity
	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2018	2017	2017

Average shareholders' equity (£bn)	43.2	43.3	43.1
Average intangible assets (£bn)	(5.3)	(4.2)	(5.0)
Average tangible equity (£bn)	37.9	39.1	38.1

Underlying profit after tax1 (£m)	3,124	2,906	2,706
Add back amortisation of intangible assets (post tax) (£m)	138	108	111
Less profit attributable to non-controlling interests and other equity holders (£m)	(192)	(199)	(204)
Adjusted underlying profit after tax (£m)	3,070	2,815	2,613

Underlying return on tangible equity1	16.3%	14.5%	13.6%

Group statutory profit after tax (£m)	2,267	1,639	1,908
Add back amortisation of intangible assets (post tax) (£m)	138	108	111
Add back amortisation of purchased intangible assets (post tax) (£m)	59	45	56
Less profit attributable to non-controlling interests and other equity holders (£m)	(192)	(199)	(204)
Adjusted statutory profit after tax (£m)	2,272	1,593	1,871

Statutory return on tangible equity	12.1%	8.2%	9.7%

1	Prior periods restated to include remediation.

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives and through which global macro-economic conditions, ongoing political uncertainty, regulatory developments and market liquidity dynamics could manifest, are detailed below. Except where noted, there has been no significant change to the description of these risks or key mitigating actions disclosed in the Group’s 2017 Annual Report and Accounts, with any quantitative disclosures updated herein.

The Group continues to consider and assess the potential implications of the UK leaving the European Union and manage related developments to assess, and if possible mitigate any impact to its customers, colleagues and products as well as legal, regulatory, tax, financial and capital implications.

Credit risk – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off balance sheet). Adverse changes in the economic, geopolitical and market environment could impact profitability due to an increase in impairment losses, write-downs and/or decrease in asset valuations.

Regulatory and legal risk – The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which the Group operates may have a significant impact on the Group’s operations, business prospects, structure, costs, capital requirements and/or ability to enforce contractual obligations.

Conduct risk – Conduct risk can arise from a number of areas including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; failing to promote effective competition in the interest of customers; and exhibiting behaviours which could impact on the integrity of the market or undermine wider regulatory standards.

Operational risk – The Group faces significant operational risks which may disrupt services to customers, cause reputational damage, and result in financial loss. These include the availability, resilience and security of the Group’s core IT systems, unlawful or inappropriate use of customer data, theft of sensitive data, fraud and financial crime threats, and the potential for failings in the Group’s customer processes.

People risk – Key people risks include the risk that the Group fails to maintain organisational skills, capability, resilience and capacity levels in response to organisational, political and external market change and evolving business needs.

Insurance underwriting risk – Key insurance underwriting risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as the Group’s presence in the bulk annuity market increases.

Capital risk – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Funding and liquidity risk – The risk that the Group has insufficient financial resources to meet its commitments as they fall due.

Governance risk – Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from meeting the requirements to ring-fence core UK financial services and activities from January 2019 and further requirements under the Senior Manager and Certification Regime (SMCR).

Market risk – The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.

Model risk – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of financial models and rating systems.

 CREDIT RISK PORTFOLIO

Overview
●
Asset quality remains strong with portfolios continuing to benefit from the Group’s proactive approach to risk management, continued low interest rates and a resilient UK economic environment
●
The net impairment charge increased to £456 million in the first half of 2018, driven by expected lower releases and write-backs and the inclusion of MBNA
●
The asset quality ratio was 20 basis points (full year 2017: 18 basis points) with the gross asset quality ratio (before write-backs and releases) of 27 basis points remaining in line with full year 2017 (28 basis points)
●
Stage 3 loans as a proportion of total loans and advances to customers have reduced to 1.8 per cent (1 January 2018: 1.9 per cent), with Stage 3 loans and advances reduced by £387 million to £8,668 million. Coverage of Stage 3 drawn balances has increased to 25.2 per cent (1 January 2018: 24.0 per cent)
●
Stage 2 loans and advances have reduced by £6,365 million, driven by the sale of the Irish mortgage portfolio and reductions in Retail

Low risk culture and prudent risk appetite

●
The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite. The Group’s portfolios are well positioned against an uncertain economic outlook and potential market volatility
●
The Group continues to grow lending to key segments while maintaining prudent credit criteria
●
The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress
●
Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

Impairment charge by division
	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	20171,2	Change	20171,2	Change
	£m	£m	%	£m	%
Retail:
Secured	20	34	41	(49)
Unsecured3	386	173		419	8
UK Motor Finance	49	45	(9)	66	26
Other4	6	8	25	15	60
	461	260	(77)	451	(2)
Commercial Banking:
SME	14	1		6
Other	1	(2)		84	99
	15	(1)		90	83
Insurance and Wealth	–	–		–
Central items	(20)	9		(14)	43
Total impairment charge	456	268	(70)	527	13

Asset quality ratio	0.20%	0.12%	8bp	0.24%	(4)bp
Gross asset quality ratio	0.27%	0.23%	4bp	0.33%	(6)bp

1	Prior period comparatives are on an IAS39 basis.
2	Includes run-off, previously reported as a separate segment.
3	Unsecured includes Credit cards, Loans and Overdrafts.
4	Retail other includes Business Banking, Europe and Retail run-off

Group’s total expected credit loss allowance (underlying basis)
	At 30 June	At 1 Jan	At 31 Dec
	2018	2018	20171
	£m	£m	£m

Customer related balances:
Drawn	4,236	4,464	3,442
Undrawn	248	273	30
	4,484	4,737	3,472
Other assets	30	37	26
Total expected credit loss allowance2	4,514	4,774	3,498

1	31 December 2017 comparatives are on an IAS39 basis.
2	Presented on an underlying basis, which excludes the impact of acquisition related adjustments.

Group loans and advances to customers

The following pages contain analysis of the Group’s loans and advances to customers by sub-portfolio.

Loans and advances to customers are categorised into the following stages:

Stage 1 assets comprise newly originated assets (unless purchased or originated credit impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss allowance equivalent to the expected credit losses that result from those default events that are possible within 12 months of the reporting date (12 month expected credit losses).

Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an expected credit loss allowance equivalent to the expected credit losses arising over the lifetime of the asset (lifetime expected credit losses).

Stage 3 assets have either defaulted or are otherwise considered to be credit impaired. These assets carry a lifetime expected credit loss.

Group loans and advances to customers

	Total	Stage 1	Stage 2	Stage 3	Stage 3
At 30 June 2018	£m	£m	£m	£m	as % total

Retail:
Secured	290,764	252,271	33,415	5,078	1.7
Unsecured1	28,121	24,562	2,826	733	2.6
UK Motor Finance	14,201	12,534	1,548	119	0.8
Other2,3	10,160	9,192	809	159	1.6
	343,246	298,559	38,598	6,089	1.8
Commercial Banking:
SME	29,929	26,037	3,121	771	2.6
Other	68,821	62,629	4,443	1,749	2.5
	98,750	88,666	7,564	2,520	2.6
Insurance and Wealth	829	759	11	59	7.1
Central items	30,196	30,190	6	–
Total gross lending	473,021	418,174	46,179	8,668	1.8
Expected credit loss allowance on drawn balances	(4,236)	(574)	(1,575)	(2,087)
	468,785	417,600	44,604	6,581
Fair value adjustments4	240
Net balance sheet carrying value	469,025

	Total	Stage 1	Stage 2	Stage 3	Stage 3
At 1 January 20185	£m	£m	£m	£m	as % total

Retail:
Secured	292,140	251,707	35,399	5,034	1.7
Unsecured1	27,738	23,927	3,061	750	2.7
UK Motor Finance	13,738	12,176	1,456	106	0.8
Other2	9,016	8,184	702	130	1.4
	342,632	295,994	40,618	6,020	1.8
Commercial Banking:
SME	30,510	26,397	3,262	851	2.8
Other	70,310	63,944	4,503	1,863	2.6
	100,820	90,341	7,765	2,714	2.7
Insurance and Wealth	819	724	67	28	3.4
Central items	20,939	16,552	4,094	293	1.4
Total gross lending	465,210	403,611	52,544	9,055	1.9
Expected credit loss allowance on drawn balances	(4,464)	(626)	(1,731)	(2,107)
	460,746	402,985	50,813	6,948
Fair value adjustments4	270
Net balance sheet carrying value	461,016

1	Unsecured includes Credit cards, Loans and Overdrafts.
2	Retail other includes Business Banking, Europe and Retail run-off.
3	Includes reclassification of Business Banking loans and advances from SME within Commercial Banking. 1 January 2018 not restated.
4
The Group made adjustments to reflect the MBNA loans and advances at fair value on acquisition. The remaining fair value adjustment, which is expected to unwind through net interest income, was £240 million at 30 June 2018 (£270 million at 1 January 2018).

5	Certain balances have been reallocated between segments. These include the incorporation of International Wealth in Commercial Banking and run-off across Retail and Commercial Banking.

Stage 2 loans and advances to customers

			1-30	Over
			Days	30 days
	Total	Up to date	past due	past due
At 30 June 2018	£m	£m	£m	£m

Retail:
Secured	33,415	25,673	3,748	3,994
Unsecured1	2,826	2,471	248	107
UK Motor Finance	1,548	1,366	143	39
Other2	809	635	100	74
	38,598	30,145	4,239	4,214
Commercial Banking:
SME	3,121	2,749	316	56
Other	4,443	4,429	–	14
	7,564	7,178	316	70
Insurance and Wealth	11	6	3	2
Central items	6	–	–	6
Total	46,179	37,329	4,558	4,292

			1-30	Over
			days	30 days
	Total	Up to date	past due	past due
At 1 January 20183	£m	£m	£m	£m

Retail:
Secured4	35,399	27,596	3,769	4,034
Unsecured1	3,061	2,686	254	121
UK Motor Finance	1,456	1,279	137	40
Other2	702	552	109	41
	40,618	32,113	4,269	4,236
Commercial Banking:
SME	3,262	2,969	227	66
Other	4,503	4,451	23	29
	7,765	7,420	250	95
Insurance and Wealth	67	61	1	5
Central items	4,094	4,014	62	18
Total	52,544	43,608	4,582	4,354

1	Unsecured includes Credit cards, Loans and Overdrafts.
2	Retail other includes Business Banking, Europe and Retail run-off.
3	Certain balances have been reallocated between segments. These include the incorporation of International Wealth in Commercial Banking and run-off across Retail and Commercial Banking.
4	Secured days past due segmentation restated to align with IFRS 9 classifications.

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3
		as % of		as % of		as % of		as % of
		drawn		drawn		drawn		drawn
		balances		balances		balances		balances
At 30 June 2018	£m	%	£m	%	£m	%	£m	%

Retail:
Secured	1,478	0.5	33	0.0	744	2.2	701	13.8
Unsecured1,2	1,036	3.7	352	1.4	401	14.2	283	58.2
UK Motor Finance3	266	1.9	112	0.9	74	4.8	80	67.2
Other1,4	122	1.2	47	0.5	27	3.3	48	33.8
	2,902	0.8	544	0.2	1,246	3.2	1,112	19.1
Commercial Banking:
SME	332	1.1	46	0.2	200	6.4	86	11.2
Other	1,194	1.7	87	0.1	196	4.4	911	52.1
	1,526	1.5	133	0.2	396	5.2	997	39.6
Insurance and Wealth	17	2.1	6	0.8	1	9.1	10	16.9
Central items	39	0.1	33	0.1	6	100.0	–
Total	4,484	0.9	716	0.2	1,649	3.6	2,119	25.2

	Total		Stage 1		Stage 2		Stage 3
		as % of		as % of		as % of		as % of
		drawn		drawn		drawn		drawn
		balances		balances		balances		balances1
At 1 January 2018	£m	%	£m	%	£m	%	£m	%

Retail:
Secured	1,504	0.5	31	0.0	789	2.2	684	13.6
Unsecured1,2	1,055	3.8	379	1.6	412	13.5	264	55.8
UK Motor Finance3	258	1.9	113	0.9	73	5.0	72	67.9
Other1,4	109	1.2	44	0.5	25	3.6	40	34.5
	2,926	0.9	567	0.2	1,299	3.2	1,060	18.5
Commercial Banking:
SME	375	1.2	51	0.2	206	6.3	118	13.9
Other	1,146	1.6	81	0.1	226	5.0	839	45.0
	1,521	1.5	132	0.1	432	5.6	957	35.3
Insurance and Wealth	17	2.1	6	0.8	2	3.0	9	32.1
Central items	273	1.3	67	0.4	125	3.1	81	27.7
Total	4,737	1.0	772	0.2	1,858	3.5	2,107	24.0

1
Stage 3 expected credit loss allowance as a percentage of Stage 3 drawn balances are calculated excluding loans in recoveries for Unsecured (30 June 2018: £247 million; 1 January 2018: £277 million), and Business Banking within Other (30 June 2018: £17 million; 1 January 2018: £14 million).

2	Unsecured includes Credit cards, Loans and Overdrafts.
3
UK Motor Finance for Stages 1 and 2 include £87 million (1 January 2018: £87 million) relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

4	Retail other includes Business Banking, Europe and Retail run-off.

Retail
●
The credit quality of the Retail portfolios remains strong and continues to benefit from robust credit risk management, including affordability and indebtedness controls at origination, and a prudent approach to risk appetite. The economic environment remains supportive with historically high levels of employment, positive real wage growth and household indebtedness remaining significantly below pre-crisis levels:
-
New business quality remains strong;
-
The flow of loans entering arrears remains at low levels;
-
Stage 2 balances have reduced to 11.2 per cent of the portfolio and Stage 3 balances are flat at 1.8 per cent.
●
Loans and advances remained flat during the period at £343 billion at 30 June 2018
●
The impairment charge of £461 million for the first half compares to £260 million for the same period in 2017. The increase is largely attributable to the consolidation of MBNA, a lower level of debt sales and less recoveries cash collected as a result of previous sales
●
Expected credit loss (ECL) allowance as a percentage of drawn balances has increased to 19.1 per cent from 18.5 per cent for Stage 3. Coverage is flat for Stages 1 and 2

Portfolios

●
Secured credit quality improved with a fall in cases more than three months in arrears and a reduction in Stage 2 balances. The average indexed loan to value (LTV) remained stable at 43.5 per cent (31 December 2017: 43.6 per cent) and the proportion of lending with an LTV of greater than 90 per cent remained low at 2.5 per cent (31 December 2017: 2.5 per cent). The average LTV of new business improved to 62.3 per cent from 63.0 per cent at 31 December 2017. The closed Specialist mortgage portfolio continued to run off, reducing by a further £906 million (5.8 per cent) to £14,762 million in the period. The impairment charge of £20 million for the first half compares to £34 million for the same period in 2017, reflecting a reduction in arrears balances
●
The Unsecured portfolio consists of Credit cards, Loans and Overdrafts. The impairment charge increased by £213 million to £386 million in the half-year to 30 June 2018 from £173 million, mainly due to the consolidation of MBNA and a lower level of debt sales in the period, and less recoveries cash collected as a result of previous sales
●
The UK Motor Finance portfolio continued to grow, with balances increasing £463 million (3.4 per cent) over the period. Stage 2 and Stage 3 balances grew slightly in the period, £92 million and £13 million respectively, reflecting growth and some maturation of the portfolio. The impairment charge in the period was £49 million compared to £45 million at 30 June 2017. The portfolio continues to benefit from a conservative approach to residual values at origination and through the loan lifecycle, with prudent residual value provisions accounting for £76 million of Stage 1 ECL allowance at 30 June 2018

Retail secured loans and advances to customers
	At 30 June	At 1 Jan	At 31 Dec
	2018	2018	2017
		(adjusted)1	(reported)
	£m	£m	£m
Mainstream	223,730	223,275	223,322
Buy-to-let	52,272	53,197	53,197
Specialist	14,762	15,668	15,668
Total	290,764	292,140	292,187

1	Adjusted following the implementation of IFRS 9.

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number		Total		Value		Total mortgage
	of cases		mortgage accounts %		of loans1		balances %
	June	Dec	June	Dec	June	Dec	June	Dec
	2018	2017	2018	2017	2018	2017	2018	2017
	Cases	Cases	%	%	£m	£m	%	%
Mainstream	30,397	32,383	1.5	1.6	3,339	3,502	1.5	1.6
Buy-to-let	4,567	4,710	1.0	1.0	568	581	1.1	1.1
Specialist	8,010	8,313	7.4	7.3	1,307	1,354	8.9	8.7
Total	42,974	45,406	1.7	1.7	5,214	5,437	1.8	1.9

1	Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 621 cases at 30 June 2018 compared to 777 cases at 31 December 2017.

Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total

	%	%	%	%
At 30 June 2018
Less than 60%	56.4	57.1	60.0	56.6
60% to 70%	16.3	22.4	16.9	17.5
70% to 80%	15.0	14.6	11.7	14.7
80% to 90%	9.9	4.3	6.2	8.7
90% to 100%	2.0	1.1	2.1	1.9
Greater than 100%	0.4	0.5	3.1	0.6
Total	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	223,730	52,272	14,762	290,764
Average loan to value1:
Stock of residential mortgages	41.7	52.2	46.2	43.5
New residential lending	63.2	57.6	n/a	62.3
Stage 3 mortgages	44.1	64.8	57.3	48.9

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 31 December 2017
Less than 60%	57.1	53.9	57.6	56.4
60% to 70%	16.9	25.0	18.4	18.5
70% to 80%	14.5	15.7	12.8	14.6
80% to 90%	9.0	4.1	6.4	8.0
90% to 100%	2.1	0.7	1.6	1.9
Greater than 100%	0.4	0.6	3.2	0.6
Total	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	223,322	53,197	15,668	292,187
Average loan to value1:
Stock of residential mortgages	41.7	53.0	47.4	43.6
New residential lending	63.7	59.1	n/a	63.0
Stage 3 mortgages (at 1 January 2018)2	44.8	64.8	58.4	49.7

1	Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances.
2
Average loan to value percentage for Stage 3 mortgages restated as at 1 January 2018 to align with IFRS 9 classifications (previously average loan to value percentage for impaired mortgages under IAS 39).

Commercial Banking

●
The overall credit quality of the portfolio and new business remains good with the portfolio benefiting from effective risk management, a resilient economic environment and continued low interest rates. Notwithstanding the current competitive market conditions, the Group is maintaining its prudent risk appetite
●
Uncertainty persists around the UK and global economic outlook and the outcome of EU exit negotiations. Allied to this are headwinds in a number of sectors including construction, support services and consumer-related sectors, such as retail. Internal and external key performance indicators are monitored closely to help identify early signs of any deterioration and portfolios remains subject to ongoing risk mitigation actions as appropriate
●
Whilst the current economic outlook remains unclear, the portfolios are well positioned and the Group’s through the cycle risk appetite approach is unchanged. Monitoring indicates no material deterioration in the credit quality of the portfolios. Notwithstanding, impairments are likely to increase from their historic low levels, driven mainly by lower levels of releases and write-backs and an element of credit normalisation
●
Net impairment charge of £15 million compared with a net release of £1 million in the first half of 2017, with the increase primarily driven by lower releases and write-backs
●
Stage 3 loans as a proportion of total loans and advances to customers has reduced to 2.6 per cent (1 January 2018: 2.7 per cent). Stage 3 expected credit loss (ECL) allowance as a percentage of Stage 3 drawn balances has increased to 39.6 per cent (1 January 2018: 35.3 per cent)
●
Stage 2 loans as a proportion of total loans and advances to customers were stable at 7.7 per cent (1 January 2018: 7.7 per cent)
●
Total UK Direct Real Estate gross lending across Commercial Banking and Retail (excluding securitisations) was £17.9 billion (31 December 2017: £17.9 billion)

Portfolios

●
The SME and Mid Markets portfolios are domestically focused and reflect the underlying performance of the UK economy and our prudent credit risk appetite. Whilst, in the market certain sectors are showing some early signs of stress emerging, the Group’s overall credit quality has been stable with levels of impairment remaining low
●
The Global Corporates business continues to have a predominance of multi-national investment grade clients who are primarily UK based. The portfolio remains of good quality despite the current economic uncertainty
●
The commercial real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams
●
Through clearly defined sector strategies Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client driven or held to support the Group’s funding, liquidity or general hedging requirements

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 106 per cent at 30 June 2018 (107 per cent as at 1 January 2018).

Following the end of the Bank of England’s Term Funding Scheme at the start of 2018, term issuance volumes have increased in line with expectations. During the first half of 2018, the Group has issued term funding of £14.6 billion, which represents a significant proportion of its planned issuance for 2018. In addition, the Group has prudently increased its liquidity position during the period of the ring-fencing transfers through additional short term money market funding. As a result, wholesale funding has increased by £21.3 billion to £122.4 billion as at 30 June 2018.

Following the Moody’s upgrade in 2017, the Group’s continued balance sheet strengthening resulted in further positive ratings news in May 2018 when S&P upgraded Lloyds Bank plc’s long-term rating by one notch to ‘A+’. This reflected the Group’s enhanced bail-in capital position and improved profitability.

The Group’s liquidity surplus continues to exceed the regulatory minimum and internal risk appetite, with a Liquidity Coverage Ratio (LCR) of 129 per cent as at 30 June 2018 calculated on a Group consolidated basis based on the EU Delegated Act.

Group funding position
	At 30 June	At 1 Jan		At 31 Dec
	2018	2018	Change	2017	Change
		(adjusted)1		(reported)
	£bn	£bn	%	£bn	%
Funding requirement
Loans and advances to customers2	442.3	444.2	–	455.7	(3)
Loans and advances to banks3	6.0	1.7		4.1	46
Debt securities at amortised cost	4.3	3.3	30	3.6	19
Reverse repurchase agreements – non LCR eligible	–	0.7		0.7
Financial assets at fair value through other comprehensive income – non-LCR eligible4	0.9	1.7	(47)
Available-for-sale financial assets – non-LCR eligible4				0.9
Cash and balances at central bank – non-LCR eligible5	4.5	4.8	(6)	4.8	(6)
Funded assets	458.0	456.4	–	469.8	(3)
Other assets6	255.4	247.2	3	234.7	9
	713.4	703.6	1	704.5	1
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	27.3	16.9	62	16.9	62
Cash and balances at central banks5	63.5	53.7	18	53.7	18
Financial assets at fair value through other comprehensive income	30.4	41.2	(26)
Available-for-sale financial assets				41.2
Trading and fair value through profit and loss	1.1	1.7	(35)	1.7	(35)
Repurchase agreements	(5.9)	(5.9)	–	(5.9)	–
	116.4	107.6	8	107.6	8
Total Group assets	829.8	811.2	2	812.1	2
Less: other liabilities6	(221.4)	(226.8)	(2)	(226.5)	(2)
Funding requirement	608.4	584.4	4	585.6	4
Funded by
Customer deposits7	417.6	415.5	1	415.5	1
Wholesale funding8	122.4	101.1	21	101.1	21
	540.0	516.6	5	516.6	5
Term funding scheme	19.9	19.9	–	19.9	–
Total equity	48.5	47.9	1	49.1	(1)
Total funding	608.4	584.4	4	585.6	4

1	Adjusted to reflect the implementation of IFRS 9 and IFRS 15.
2	Excludes reverse repos of £26.7 billion (31 December 2017: £16.8 billion).
3	Excludes £0.1 billion (31 December 2017: £1.7 billion) of loans and advances to banks within the Insurance business and £0.6 billion (31 December 2017: £0.8 billion) of reverse repurchase agreements.
4	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
5	Cash and balances at central banks are combined in the Group’s balance sheet.
6	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
7	Excludes repos of £4.0 billion (31 December 2017: £2.6 billion).
8	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

Reconciliation of Group funding to the balance sheet
		Repos
		and cash	Fair value
	Included in	collateral	and other
	funding	received by	accounting	Balance
	analysis	Insurance	methods	sheet
At 30 June 2018	£bn	£bn	£bn	£bn

Deposits from banks	8.1	22.5	0.3	30.9
Debt securities in issue	96.1	–	(5.8)	90.3
Subordinated liabilities	18.2	–	(0.6)	17.6
Total wholesale funding	122.4	22.5
Customer deposits	417.6	4.0	–	421.6
Total	540.0	26.5

At 31 December 2017

Deposits from banks	5.1	24.1	0.6	29.8
Debt securities in issue	78.1	–	(5.6)	72.5
Subordinated liabilities	17.9	–	–	17.9
Total wholesale funding	101.1	24.1
Customer deposits	415.5	2.6	–	418.1
Total	516.6	26.7

Analysis of 2018 total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2018	2017
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposit from banks	6.5	1.3	0.2	0.1	–	–	–	–	8.1	5.1
Debt securities in issue:
Certificates of deposit	1.4	3.4	2.8	1.8	2.6	–	–	–	12.0	10.0
Commercial paper	1.3	4.6	3.6	0.6	0.2	–	–	–	10.3	3.2
Medium-term notes	0.2	0.8	2.2	0.5	0.1	5.6	13.7	20.9	44.0	37.4
Covered bonds	0.1	–	–	0.8	1.1	3.3	14.2	6.2	25.7	24.7
Securitisation	0.1	–	0.1	0.5	–	1.6	0.7	1.1	4.1	2.8
	3.1	8.8	8.7	4.2	4.0	10.5	28.6	28.2	96.1	78.1
Subordinated liabilities	–	–	0.6	0.2	–	1.7	3.2	12.5	18.2	17.9
Total wholesale funding1	9.6	10.1	9.5	4.5	4.0	12.2	31.8	40.7	122.4	101.1
Of which issued by Lloyds Banking Group plc2	–	–	–	–	–	–	7.2	16.4	23.6	15.4

1	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities and subordinated liabilities.
2	Consists of medium-term notes and subordinated liabilities.

Analysis of 2018 term issuance

				Other
	Sterling	US Dollar	Euro	Currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	0.8	1.0	–	–	1.8
Medium-term notes	–	4.0	1.3	1.9	7.2
Covered bonds	2.3	–	0.9	–	3.2
Private placements1	–	0.5	–	0.2	0.7
Subordinated liabilities	–	1.0	0.7	–	1.7
Total issuance	3.1	6.5	2.9	2.1	14.6
Of which issued by Lloyds Banking Group plc2	–	3.8	2.0	2.1	7.9

1	Private placements include structured bonds and term repurchase agreements (repos).
2	Consists of medium-term notes and subordinated liabilities.

The Group continues to access wholesale funding markets across a wide range of products, currencies and investors to maintain a stable and diverse source of funds. In 2018, the Group will continue with this approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The amounts outstanding under the Bank of England’s Term Funding Scheme and Funding for Lending Scheme (FLS) as at 30 June 2018 are £19.9 billion and £19.1 billion, respectively. The contractual maturities of these schemes are fully factored into the Group’s funding plan.

Liquidity portfolio
At 30 June 2018, the banking business had £129.3 billion of highly liquid, unencumbered, LCR eligible assets (31 December 2017: £120.9 billion). These assets are available to meet cash and collateral outflows and PRA regulatory requirements and provide a substantial buffer in the event of market dislocation. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk. Total LCR eligible liquid assets represent over five times the Group’s money market funding less than one year to maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provide a substantial buffer in the event of market dislocation.

	At 30 June	At 31 Dec		Average	Average
	2018	2017	Change	2018	2017
	£bn	£bn	%	£bn	£bn
Level 1
Cash and central bank reserves	63.5	53.7	18	57.8	51.0
High quality government/MDB/agency bonds1	64.2	65.8	(2)	62.9	72.0
High quality covered bonds	0.7	0.7	–	0.7	1.1
Total	128.4	120.2	7	121.4	124.1
Level 22	0.9	0.7	29	0.7	0.6
Total LCR eligible assets	129.3	120.9	7	122.1	124.7

1	Designated multilateral development bank (MDB).
2	Includes Level 2A and Level 2B.

The banking business also has a significant amount of non-LCR eligible assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

Encumbered assets
The Board and Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2018, the Group had £65.5 billion (31 December 2017: £64.6 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The increase in encumbered assets was primarily driven by external covered bond and securitisation issuances during the first half of 2018. The Group also had £598.4 billion (31 December 2017: £587.5 billion) of unencumbered on balance sheet assets, and £165.9 billion (31 December 2017: £160.1 billion) of pre-positioned and encumbered assets held with central banks. The Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. The 2017 Annual Report and Accounts includes further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

Analysis of capital position
During the first half of 2018 the Group’s CET1 capital ratio increased by 1.21 per cent on a pro forma basis before ordinary dividends, primarily as a result of:

●
Underlying profit (1.11 per cent) and the dividend paid by the Insurance business in July 2018 in relation to 2018 interim earnings (0.08 per cent)
●
The sale of the Irish mortgage portfolio (0.25 per cent), which is expected to complete in the second half of the year
●
The impact of market and other movements, including movements in risk-weighted assets, generating an increase of 0.05 per cent
●
Offset by a reduction of 0.28 per cent relating to PPI charges

The implementation of IFRS 9 on 1 January 2018 resulted in an initial reduction in CET1 capital of 0.30 per cent which, following the application of transitional relief, reduced to 0.01 per cent.

Overall the Group’s CET1 ratio has strengthened to 15.1 per cent on a pro forma basis before ordinary dividends and 14.5 per cent on a pro forma basis after ordinary dividends (31 December 2017: 13.9 per cent pro forma, including the share buy back).

Excluding the impact of the sale of the Irish Mortgage portfolio and the Insurance dividend paid in July 2018 the Group’s CET1 ratio has strengthened to 14.7 per cent before ordinary dividends and 14.1 per cent after ordinary dividends (31 December 2017: 14.1 per cent excluding the impact of the share buyback and the Insurance dividend paid in February 2018).

The accrual for foreseeable dividends includes the declared interim ordinary dividend of 1.07 pence per share. In addition the share buy back programme announced as part of the 2017 year end results has been accrued for in full, net of buy backs completed up to the period end.

The transitional total capital ratio, after ordinary dividends, increased by 0.4 per cent to 21.6 per cent, largely reflecting the issuance of new dated subordinated debt instruments, foreign exchange movements and the increase in CET1 capital, partially offset by the amortisation of dated tier 2 instruments.

Total capital requirement
In July 2018 the Group’s Pillar 2A capital requirement reduced from 5.4 per cent of risk-weighted assets to 4.6 per cent of risk-weighted assets, of which 2.6 per cent must be met by CET1 capital. It will increase to 4.7 per cent, of which 2.7 per cent must be met by CET1 capital, from 1 January 2019 following entry into force of the UK’s ring-fencing regime. This firm specific capital requirement reflects a point in time estimate by the PRA, which may change over time, of the minimum amount of capital that is needed in relation to risks not covered by Pillar 1.

The Group’s total capital requirement (TCR) as at 30 June 2018, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £26,589 million (31 December 2017: £28,180 million).

Combined buffer requirement
The Group is required to maintain a number of regulatory capital buffers, referred to collectively as the combined buffer requirement, which must be met with CET1 capital.

Following the increase in the UK countercyclical capital buffer rate in June 2018 from zero to 0.5 per cent (with a further increase in November 2018 to 1.0 per cent) the Group is currently subject to the following capital buffers:

●
A capital conservation buffer (CCB) of 1.875 per cent of risk-weighted assets (increasing to 2.5 per cent in 2019)
●
A countercyclical capital buffer (CCyB) of 0.4 per cent of risk-weighted assets (increasing to c.0.9 per cent in November 2018)

The Group is not currently classified as a global systemically important institution (G-SII) but has been identified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is currently set to zero in the UK.

A systemic risk buffer (SRB) will apply to the Group’s ring-fenced bank (RFB) sub-group and will be set by the PRA early in 2019. The SRB will be applied at Group level via a PRA buffer requirement equating to the same monetary amount.

Capital resources
An analysis of the Group’s capital position as at 30 June 2018 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis. In addition the Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

The table below summarises the consolidated capital position of the Group.

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2018	2017	2018	2017
Capital resources	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	42,940	43,551	42,940	43,551
Adjustment to retained earnings for foreseeable dividends and share buy back	(1,568)	(1,475)	(1,568)	(1,475)
Deconsolidation adjustments1	1,867	1,301	1,867	1,301
Adjustment for own credit	(13)	109	(13)	109
Cash flow hedging reserve	(941)	(1,405)	(941)	(1,405)
Other adjustments	221	(177)	221	(177)
	42,506	41,904	42,506	41,904
Less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,372)	(2,966)	(3,372)	(2,966)
Prudent valuation adjustment	(570)	(556)	(570)	(556)
Excess of expected losses over impairment provisions and value adjustments	(29)	(498)	(29)	(498)
Removal of defined benefit pension surplus	(1,213)	(541)	(1,213)	(541)
Securitisation deductions	(189)	(191)	(189)	(191)
Significant investments1	(4,236)	(4,250)	(4,236)	(4,250)
Deferred tax assets	(3,103)	(3,255)	(3,103)	(3,255)
Common equity tier 1 capital	29,794	29,647	29,794	29,647
Additional tier 1
Other equity instruments	5,330	5,330	5,330	5,330
Preference shares and preferred securities2	4,415	4,503	–	–
Transitional limit and other adjustments	(2,211)	(1,748)	–	–
	7,534	8,085	5,330	5,330
Less: deductions from tier 1
Significant investments1	(1,355)	(1,403)	–	–
Total tier 1 capital	35,973	36,329	35,124	34,977
Tier 2
Other subordinated liabilities2	13,221	13,419	13,221	13,419
Deconsolidation of instruments issued by insurance entities1	(1,704)	(1,786)	(1,704)	(1,786)
Adjustments for transitional limit and non-eligible instruments	2,083	1,617	(1,154)	(1,252)
Amortisation and other adjustments	(2,455)	(3,524)	(2,455)	(3,565)
Eligible provisions	–	120	–	120
	11,145	9,846	7,908	6,936
less: deductions from tier 2
Significant investments1	(1,534)	(1,516)	(2,889)	(2,919)
Total capital resources	45,584	44,659	40,143	38,994

Risk-weighted assets	210,689	210,919	210,689	210,919

Common equity tier 1 capital ratio3	14.1%	14.1%	14.1%	14.1%
Tier 1 capital ratio	17.1%	17.2%	16.7%	16.6%
Total capital ratio	21.6%	21.2%	19.1%	18.5%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
3
The common equity tier 1 ratio is 15.1 per cent (pre dividend) on a pro forma basis upon recognition of the dividend paid by the Insurance business in July 2018 in relation to its 2018 interim earnings and the sale of the Irish mortgage portfolio (31 December 2017: 13.9 per cent pro forma, including the share buy back).

Movements in capital resources
The key difference between the transitional capital calculation as at 30 June 2018 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. The key movements on a transitional basis are set out in the table below.

	Common	Additional		Total
	Equity tier 1	Tier 1	Tier 2	capital
	£m	£m	£m	£m
At 31 December 2017	29,647	6,682	8,330	44,659
Profit attributable to ordinary shareholders1	1,884	–	–	1,884
Movement in foreseeable dividends2	342	–	–	342
Dividends paid out on ordinary shares during the year	(1,475)	–	–	(1,475)
Dividends received from the Insurance business1	600	–	–	600
Share buy back completed	(565)	–	–	(565)
Share buy back accrual	(435)	–	–	(435)
Restatement of retained earnings on adoption of IFRS 9	(929)	–	–	(929)
IFRS 9 transitional adjustment to retained earnings	481	–	–	481
Movement in treasury shares and employee share schemes	160	–	–	160
Pension movements:
Removal of defined benefit pension surplus	(672)	–	–	(672)
Movement through other comprehensive income	672	–	–	672
Fair value through other comprehensive income reserve	(243)	–	–	(243)
Prudent valuation adjustment	(14)	–	–	(14)
Deferred tax asset	152	–	–	152
Goodwill and other intangible assets	(406)	–	–	(406)
Excess of expected losses over impairment provisions and value adjustments	469	–	–	469
Significant investments	14	48	(18)	44
Eligible provisions3			(120)	(120)
Movements in subordinated debt:
Repurchases, redemptions and other	–	(551)	(347)	(898)
Issuances	–	–	1,766	1,766
Other movements	112			112
At 30 June 2018	29,794	6,179	9,611	45,584

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2	Reflects the accrual for foreseeable 2018 ordinary dividends (including the interim dividend) and the reversal of the accrual for the 2017 full year ordinary dividend which has now been paid.
3	The movement in eligible provisions reflects the adjustment made in respect of the application of the IFRS9 transitional arrangements.

CET1 capital resources have increased by £147 million in the period, primarily reflecting:

●
profit generation during the period
●
the receipt of the dividend paid by the Insurance business in February 2018
●
a reduction in the deferred tax asset deduction
●
a substantial reduction in excess expected losses resulting from the partial absorption of the increase in impairment provisions following the adoption of IFRS 9 on 1 January 2018 (remaining expected losses deducted from capital relate specifically to equity exposures)
●
largely offset by the accrual for foreseeable dividends in respect of the first half of 2018, share buy backs completed during the period and the accrual for the remaining buy back under the programme announced as part of the 2017 year end results, the impact on retained earnings following the adoption of IFRS 9 on 1 January 2018 (net of transitional relief), movements through the fair value through other comprehensive income (FVOCI) reserve and an increase in intangible assets which are deducted from capital

AT1 capital resources have reduced by £503 million in the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

Tier 2 capital resources have increased by £1,281 million in the period largely reflecting the issuance of new dated subordinated debt instruments, the transitioning of grandfathered AT1 instruments to tier 2 and foreign exchange movements, partially offset by the amortisation of dated instruments.

Minimum requirement for own funds and eligible liabilities (MREL)
Applying the Bank of England’s minimum requirement for own funds and eligible liabilities (MREL) policy to current capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:

●
From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 20.7 per cent of risk-weighted assets
●
From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 25.4 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During the first half of 2018, the Group issued £6.1 billion (sterling equivalent as at 30 June 2018) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made over the last two years the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 31 June 2018, had a transitional MREL ratio of 29.1 per cent of risk-weighted assets.

An analysis of the Group’s current MREL position is provided in the table below.

	Transitional
	At 30 Jun	At 31 Dec
	2018	2017
MREL	£m	£m

Total capital resources (transitional basis)	45,584	44,659
Ineligible AT1 and tier 2 instruments1	(1,223)	(1,350)
Senior unsecured securities issued by holdco	16,927	10,815
Total MREL	61,288	54,124

Risk-weighted assets	210,689	210,919

MREL ratio2	29.1%	25.7%

1	Instruments with less than one year to maturity or governed under non-EEA law without a contractual bail-in clause.
2
The MREL ratio is 29.7 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in July 2018 in relation to its 2018 interim earnings and the sale of the Irish mortgage portfolio (31 December 2017: 26.0 per cent pro forma).

Risk-weighted assets
	At 30 June	At 31 Dec
	2018	2017
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	60,198	60,207
Retail IRB Approach	58,868	61,588
Other IRB Approach	16,421	17,191
IRB Approach	135,487	138,986
Standardised (STA) Approach	29,571	25,503
Credit risk	165,058	164,489
Counterparty credit risk	5,850	6,055
Contributions to the default fund of a central counterparty	543	428
Credit valuation adjustment risk	911	1,402
Operational risk	24,960	25,326
Market risk	3,319	3,051
Underlying risk-weighted assets	200,641	200,751
Threshold risk-weighted assets1	10,048	10,168
Total risk-weighted assets	210,689	210,919

Risk-weighted assets movement by key driver

	Credit risk	Credit risk	Credit risk	Counterparty	Market	Operational
	IRB	STA	total2	credit risk3	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m

Total risk-weighted assets as at 31 December 2017							210,919
Less total threshold risk-weighted assets1							10,168
Risk-weighted assets as at 31 December 2017	138,986	25,503	164,489	7,885	3,051	25,326	200,751
Asset size	(314)	681	367	160	–	–	527
Asset quality	(35)	103	68	(368)	–	–	(300)
Model updates	993	–	993	–	(619)	–	374
Methodology and policy	57	126	183	(136)	–	–	47
Acquisitions and disposals	(4,464)	3,184	(1,280)	–	–	–	(1,280)
Movements in risk levels (market risk only)	–	–	–	–	(321)	–	(321)
Foreign exchange movements	156	(26)	130	(230)	–	–	(100)
Other	108	–	108	(7)	1,208	(366)	943
Risk-weighted assets as at 30 June 2018	135,487	29,571	165,058	7,304	3,319	24,960	200,641
Threshold risk-weighted assets1							10,048
Risk-weighted assets as at 30 June 2018							210,689

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

2	Credit risk includes securitisation risk-weighted assets.
3	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk, risk-weighted assets were driven by the following key movements:

●
Asset size increase of £0.4 billion due to targeted growth in key customer segments, partly offset by continued active portfolio management
●
Model update increase of £1.0 billion principally due to model changes within mortgage portfolios
●
Acquisitions and disposals reflecting the sale of a strategic equity holding and the Irish mortgage portfolio, the latter being offset by a related outstanding short term debtor
●
Sterling foreign exchange movements, principally with Euro and US Dollar, contributed to a small increase in risk-weighted assets

Counterparty credit risk and CVA risk-weighted assets reduction of £0.6 billion was mainly driven by CVA and foreign exchange movements.

Market risk, risk-weighted assets increase of £0.3 billion was largely due to migrations to Lloyds Bank Corporate Markets plc, partly offset by refinements to internal models and a reduction in risk exposure.

Operational risk, risk-weighted assets reduced following the actualisation of calculation inputs.

Leverage ratio
The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●
A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
●
A countercyclical leverage buffer (CCLB) of 0.2 per cent of the total leverage exposure measure (increasing to c.0.3 per cent in November 2018

At least 75 per cent of the minimum leverage ratio requirement and the CCLB must be met with CET1 capital. The CCLB represents 35 per cent of the countercyclical capital buffer (CCyB).

Analysis of leverage movements
The Group’s fully loaded UK leverage ratio reduced to 5.2 per cent, with the impact of the increase in tier 1 capital more than offset by the £13.1 billion increase in the exposure measure, the latter reflecting an increase in the derivatives exposure measure and underlying increases in balance sheet assets (net of qualifying central bank claims and deconsolidation adjustments) driven by securities financing transactions (SFT) activity and settlement balances, offset in part by the reduction in financial assets at fair value through other comprehensive income.

On a pro forma basis the UK leverage ratio reduced to 5.3 per cent from 5.4 per cent pro forma at 31 December 2017, reflecting a reduction in the pro forma fully loaded tier 1 capital position and a net increase in the exposure measure.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustment, increased by £4.9 billion during the period, mainly reflecting a higher volume of longer dated trades through central counterparties which has contributed to the increase in the regulatory potential future exposure.

The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £7.6 billion during the period, largely reflecting an increase in customer volumes, partially offset by a small reduction in trading volumes.

Off-balance sheet items increased by £1.2 billion during the period, primarily reflecting new or extended corporate facilities and new residential mortgage offers placed, offset in part by a net reduction in securitisation financing facility commitments following drawdowns.

The average UK leverage ratio of 5.3 per cent over the quarter reflected a strengthening tier 1 capital position offset by the increase in underlying balance sheet assets during the quarter, net of qualifying central bank claims.

Leverage ratio

	Fully loaded
	At 30 June	At 31 Dec
	2018	2017
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	29,794	29,647
Additional tier 1 capital	5,330	5,330
Total tier 1 capital	35,124	34,977

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	26,955	25,834
Securities financing transactions	55,659	49,193
Loans and advances and other assets	747,165	737,082
Total assets	829,779	812,109

Qualifying central bank claims	(65,160)	(53,842)

Deconsolidation adjustments1
Derivative financial instruments	(1,722)	(2,043)
Securities financing transactions	423	(85)
Loans and advances and other assets	(139,343)	(140,387)
Total deconsolidation adjustments	(140,642)	(142,515)

Derivatives adjustments
Adjustments for regulatory netting	(12,868)	(13,031)
Adjustments for cash collateral	(6,715)	(7,380)
Net written credit protection	685	881
Regulatory potential future exposure	15,193	12,335
Total derivatives adjustments	(3,705)	(7,195)

Securities financing transactions adjustments	(1,398)	(2,022)
Off-balance sheet items	59,581	58,357
Regulatory deductions and other adjustments	(8,143)	(7,658)

Total exposure measure2	670,312	657,234
Average exposure measure3	662,839

UK Leverage ratio2,5	5.2%	5.3%
Average UK leverage ratio3	5.3%

CRD IV exposure measure4	735,472	711,076
CRD IV leverage ratio4	4.8%	4.9%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
3
The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2018 to 30 June 2018). The average of 5.3 per cent compares to 5.3 per cent at the start and 5.2 per cent at the end of the quarter.

4	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
5
The UK leverage ratio is 5.3 per cent on a pro forma basis upon recognition of the dividend paid by the Insurance business in July 2018 in relation to its 2018 interim earnings and the sale of the Irish mortgage portfolio (31 December 2017: 5.4 per cent pro forma).

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June	At 1 Jan	At 31 Dec
	2018	2018	2017

Common equity tier 1 (£m)	29,216	29,060	29,647
Transitional tier 1 (£m)	35,395	35,742	36,329
Transitional total capital (£m)	45,343	44,636	44,659
Total risk-weighted assets (£m)	211,165	211,200	210,919
Common equity tier 1 ratio (%)	13.8%	13.8%	14.1%
Transitional tier 1 ratio (%)	16.8%	16.9%	17.2%
Transitional total capital ratio (%)	21.5%	21.1%	21.2%
UK leverage ratio exposure measure (£m)	670,215	656,886	657,234
UK leverage ratio (%)	5.2%	5.2%	5.3%

Further details on the Group’s adoption of the transitional arrangements for IFRS 9 can be found in the Group publication entitled ‘IFRS 9 “Financial Instruments” Transition’, published in March 2018 and located on the Group’s website at http://www.lloydsbankinggroup.com/investors/financial-performance/.

The Group has opted to apply paragraph 4 of CRR Article 473a (the ‘transitional rules’) which allows for additional capital relief in respect of any post 1 January 2018 increase in Stage 1 and Stage 2 IFRS 9 provisions (net of regulatory expected losses) during the transition period. As at 30 June 2018 no additional capital relief has been recognised.

Stress testing
The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducts macroeconomic stress tests of the operating plan.

The Group also participates in the annual concurrent UK-wide stress tests run by the Bank of England. In the 2017 Bank of England stress test the Group exceeded the capital and leverage thresholds set by the PRA and was not required to take any action as a result of the test. The Group is currently participating in the 2018 Bank of England stress test and, having submitted its results at the end of June, is awaiting the Bank of England’s publication of the industry-wide results in Q4.

In addition the Group is participating in the 2018 bi-annual EBA stress test and has submitted its results to the regulator. As with the Bank of England stress test, the Group is awaiting the publication of the results of the test later in the year.

Regulatory capital developments
There continue to be a number of developments to regulatory capital rules. These include PRA and EBA policy changes on mortgage risk-weighted asset modelling, EU revisions to the Capital Requirements Directive and Regulation that will lead to the formation of CRD V and CRR 2, and the final Basel III reforms published in December 2017 which introduce changes to the standardised and modelled approaches for certain risk types, including credit and operational risk along with an aggregate output floor that is due to be implemented in full by 2027. The majority of these changes remain subject to finalisation via European and UK legislative processes, with the implementation of some areas, and associated Pillar 2 offsets, also at the discretion of the PRA.

Half-year Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 disclosures will be available to view at:
https://www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures/

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements (unaudited)
Consolidated income statement		49
Consolidated statement of comprehensive income		50
Consolidated balance sheet		51
Consolidated statement of changes in equity		53
Consolidated cash flow statement		56

Notes
1	Accounting policies, presentation and estimates	57
2	Segmental analysis	64
3	Net fee and commission income	66
4	Operating expenses	67
5	Impairment	67
6	Taxation	68
7	Earnings per share	68
8	Financial assets at fair value through profit or loss	69
9	Derivative financial instruments	69
10	Loans and advances to customers	70
11	Allowance for impairment losses	71
12	Debt securities in issue	72
13	Post-retirement defined benefit schemes	73
14	Subordinated liabilities	74
15	Share capital	74
16	Provisions for liabilities and charges	74
17	Contingent liabilities and commitments	77
18	Fair values of financial assets and liabilities	80
19	Credit quality of loans and advances to customers	87
20	Dividends on ordinary shares	88
21	Share buy back programme	88
22	Implementation of IFRS 9 and IFRS 15	89
23	Future accounting developments	93
24	Other information	93

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to	Half-year to	Half-year to
		30 June	30 June	31 Dec
		2018	2017	2017
	Note	£m	£m	£m

Interest and similar income		8,032	7,861	8,145
Interest and similar expense		(2,025)	(2,659)	(2,435)
Net interest income		6,007	5,202	5,710
Fee and commission income		1,372	1,518	1,447
Fee and commission expense		(674)	(670)	(712)
Net fee and commission income	3	698	848	735
Net trading income		1,522	5,843	5,974
Insurance premium income		4,815	4,099	3,831
Other operating income		1,238	1,283	712
Other income		8,273	12,073	11,252
Total income		14,280	17,275	16,962
Insurance claims		(4,709)	(7,976)	(7,602)
Total income, net of insurance claims		9,571	9,299	9,360
Regulatory provisions		(807)	(1,590)	(925)
Other operating expenses		(5,191)	(4,962)	(5,219)
Total operating expenses	4	(5,998)	(6,552)	(6,144)
Trading surplus		3,573	2,747	3,216
Impairment	5	(456)	(203)	(485)
Profit before tax		3,117	2,544	2,731
Tax expense	6	(850)	(905)	(823)
Profit for the period		2,267	1,639	1,908

Profit attributable to ordinary shareholders		2,025	1,389	1,653
Profit attributable to other equity holders1		205	209	206
Profit attributable to equity holders		2,230	1,598	1,859
Profit attributable to non-controlling interests		37	41	49
Profit for the period		2,267	1,639	1,908

Basic earnings per share	7	2.9p	2.0p	2.4p
Diluted earnings per share	7	2.9p	2.0p	2.3p

1
The profit after tax attributable to other equity holders of £205 million (half-year to 30 June 2017: £209 million; half-year to 31 December 2017: £206 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £50 million (half-year to 30 June 2017: £51 million; half-year to 31 December 2017: £51 million).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit for the period	2,267	1,639	1,908
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	908	(124)	752
Tax	(206)	32	(178)
	702	(92)	574
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(97)
Tax	22
	(75)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	167	(44)	(11)
Tax	(45)	12	3
	122	(32)	(8)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	109
Income statement transfers in respect of disposals	(203)
Impairment	1
Tax	46
	(47)
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value		455	(152)
Income statement transfers in respect of disposals		(315)	(131)
Income statement transfers in respect of impairment		6	–
Tax		(48)	111
		98	(172)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(223)	(267)	(96)
Net income statement transfers	(423)	(317)	(334)
Tax	182	151	132
	(464)	(433)	(298)
Currency translation differences (tax: nil)	5	(7)	(25)
Other comprehensive income for the period, net of tax	243	(466)	71
Total comprehensive income for the period	2,510	1,173	1,979

Total comprehensive income attributable to ordinary shareholders	2,268	923	1,724
Total comprehensive income attributable to other equity holders	205	209	206
Total comprehensive income attributable to equity holders	2,473	1,132	1,930
Total comprehensive income attributable to non-controlling interests	37	41	49
Total comprehensive income for the period	2,510	1,173	1,979

CONSOLIDATED BALANCE SHEET

		At 30 June	At 1 Jan	At 31 Dec
		2018	20181	2017
	Note	£m	£m	£m

Assets
Cash and balances at central banks		67,948	58,521	58,521
Items in the course of collection from banks		702	755	755
Financial assets at fair value through profit or loss	8	172,361	176,008	162,878
Derivative financial instruments	9	26,955	25,474	25,834
Loans and advances to banks		6,674	4,246	6,611
Loans and advances to customers	10	469,025	461,016	472,498
Debt securities		4,281	3,314	3,643
Financial assets at amortised cost		479,980	468,576	482,752
Financial assets at fair value through other comprehensive income		31,300	42,917
Available-for-sale financial assets				42,098
Goodwill		2,310	2,310	2,310
Value of in-force business		5,032	4,839	4,839
Other intangible assets		3,061	2,835	2,835
Property, plant and equipment		12,577	12,727	12,727
Current tax recoverable		–	16	16
Deferred tax assets		2,324	2,609	2,284
Retirement benefit assets	13	1,584	723	723
Other assets		23,645	12,872	13,537
Total assets		829,779	811,182	812,109

1	See note 22

CONSOLIDATED BALANCE SHEET (continued)
		At 30 June	At 1 Jan	At 31 Dec
		2018	20181	2017
Equity and liabilities	Note	£m	£m	£m

Liabilities
Deposits from banks		30,934	29,804	29,804
Customer deposits		421,609	418,124	418,124
Items in course of transmission to banks		849	584	584
Financial liabilities at fair value through profit or loss		45,777	50,935	50,877
Derivative financial instruments	9	25,561	26,124	26,124
Notes in circulation		1,140	1,313	1,313
Debt securities in issue	12	90,293	72,402	72,450
Liabilities arising from insurance contracts and participating investment contracts		103,524	103,413	103,413
Liabilities arising from non-participating investment contracts		15,179	15,447	15,447
Other liabilities		23,622	20,741	20,730
Retirement benefit obligations	13	265	358	358
Current tax liabilities		204	274	274
Deferred tax liabilities		–	–	–
Other provisions	16	4,642	5,789	5,546
Subordinated liabilities	14	17,637	17,922	17,922
Total liabilities		781,236	763,230	762,966

Equity
Share capital	15	7,196	7,197	7,197
Share premium account		17,705	17,634	17,634
Other reserves		13,185	13,553	13,815
Retained profits		4,854	3,976	4,905
Shareholders’ equity		42,940	42,360	43,551
Other equity instruments		5,355	5,355	5,355
Total equity excluding non-controlling interests		48,295	47,715	48,906
Non-controlling interests		248	237	237
Total equity		48,543	47,952	49,143
Total equity and liabilities		829,779	811,182	812,109

1	See note 22.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143
Adjustment for IFRS 9 and IFRS 15 (note 22)	–	(262)	(929)	(1,191)	–	–	(1,191)
Balance at 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the period	–	–	2,230	2,230	–	37	2,267
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	702	702	–	–	702
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(47)	–	(47)	–	–	(47)
Equity shares	–	(75)	–	(75)	–	–	(75)
Gains and losses attributable to own credit risk, net of tax	–	–	122	122	–	–	122
Movements in cash flow hedging reserve, net of tax	–	(464)	–	(464)	–	–	(464)
Currency translation differences (tax: £nil)	–	5	–	5	–	–	5
Total other comprehensive income	–	(581)	824	243	–	–	243
Total comprehensive income	–	(581)	3,054	2,473	–	37	2,510
Transactions with owners
Dividends	–	–	(1,475)	(1,475)	–	(26)	(1,501)
Distributions on other equity instruments, net of tax	–	–	(155)	(155)	–	–	(155)
Issue of ordinary shares	142	–	–	142	–	–	142
Share buy back	(72)	72	(565)	(565)	–	–	(565)
Movement in treasury shares	–	–	35	35	–	–	35
Value of employee services:
Share option schemes	–	–	21	21	–	–	21
Other employee award schemes	–	–	104	104	–	–	104
Total transactions with owners	70	72	(2,035)	(1,893)	–	(26)	(1,919)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	141	(141)	–	–	–	–
Balance at 30 June 2018	24,901	13,185	4,854	42,940	5,355	248	48,543

1	During the half-year to 30 June 2018, 710 million shares were issued in respect of employee share schemes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2017	24,768	14,652	3,600	43,020	5,355	440	48,815
Comprehensive income
Profit for the period	–	–	1,598	1,598	–	41	1,639
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(92)	(92)	–	–	(92)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	98	–	98	–	–	98
Gains and losses attributable to own credit risk, net of tax	–	–	(32)	(32)	–	–	(32)
Movements in cash flow hedging reserve, net of tax	–	(433)	–	(433)	–	–	(433)
Currency translation differences (tax: £nil)	–	(7)	–	(7)	–	–	(7)
Total other comprehensive income	–	(342)	(124)	(466)	–	–	(466)
Total comprehensive income	–	(342)	1,474	1,132	–	41	1,173
Transactions with owners
Dividends	–	–	(1,568)	(1,568)	–	–	(1,568)
Distributions on other equity instruments, net of tax	–	–	(158)	(158)	–	–	(158)
Issue of ordinary shares	47	–	–	47	–	–	47
Movement in treasury shares	–	–	(154)	(154)	–	–	(154)
Value of employee services:
Share option schemes	–	–	45	45	–	–	45
Other employee award schemes	–	–	149	149	–	–	149
Changes in non-controlling interests	–	–	–	–	–	(3)	(3)
Total transactions with owners	47	–	(1,686)	(1,639)	–	(3)	(1,642)
Balance at 30 June 2017	24,815	14,310	3,388	42,513	5,355	478	48,346

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2017	24,815	14,310	3,388	42,513	5,355	478	48,346
Comprehensive income
Profit for the period	–	–	1,859	1,859	–	49	1,908
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	574	574	–	–	574
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(172)	–	(172)	–	–	(172)
Gains and losses attributable to own credit risk, net of tax	–	–	(8)	(8)	–	–	(8)
Movements in cash flow hedging reserve, net of tax	–	(298)	–	(298)	–	–	(298)
Currency translation differences (tax: £nil)	–	(25)	–	(25)	–	–	(25)
Total other comprehensive income	–	(495)	566	71	–	–	71
Total comprehensive income	–	(495)	2,425	1,930	–	49	1,979
Transactions with owners
Dividends	–	–	(716)	(716)	–	(51)	(767)
Distributions on other equity instruments, net of tax	–	–	(155)	(155)	–	–	(155)
Issue of ordinary shares	16	–	–	16	–	–	16
Movement in treasury shares	–	–	(257)	(257)	–	–	(257)
Value of employee services:
Share option schemes	–	–	37	37	–	–	37
Other employee award schemes	–	–	183	183	–	–	183
Changes in non-controlling interests	–	–	–	–	–	(239)	(239)
Total transactions with owners	16	–	(908)	(892)	–	(290)	(1,182)
Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit before tax	3,117	2,544	2,731
Adjustments for:
Change in operating assets	(19,056)	(14,961)	(531)
Change in operating liabilities	19,461	(769)	(3,513)
Non-cash and other items	1,204	8,870	3,462
Tax paid	(527)	(367)	(661)
Net cash provided by (used in) operating activities	4,199	(4,683)	1,488
Cash flows from investing activities
Purchase of financial assets	(6,050)	(1,847)	(6,015)
Proceeds from sale and maturity of financial assets	14,856	5,276	13,399
Purchase of fixed assets	(1,807)	(1,960)	(1,695)
Proceeds from sale of fixed assets	643	763	681
Acquisition of businesses, net of cash acquired	(37)	(1,909)	(14)
Disposal of businesses, net of cash disposed	1	26	103
Net cash provided by investing activities	7,606	349	6,459
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,475)	(1,568)	(716)
Distributions on other equity instruments	(205)	(209)	(206)
Dividends paid to non-controlling interests	(26)	–	(51)
Interest paid on subordinated liabilities	(780)	(780)	(495)
Proceeds from issue of subordinated liabilities	1,729	–	–
Proceeds from issue of ordinary shares	85	–	14
Share buy back	(470)	–	–
Repayment of subordinated liabilities	(1,612)	(636)	(372)
Changes in non-controlling interests	–	(3)	3
Net cash used in financing activities	(2,754)	(3,196)	(1,823)
Effects of exchange rate changes on cash and cash equivalents	1	–	–
Change in cash and cash equivalents	9,052	(7,530)	6,124
Cash and cash equivalents at beginning of period	58,708	62,388	54,858
Cash and cash equivalents at end of period	67,760	54,858	60,982
Adjustment for IFRS 9			(2,274)
Cash and cash equivalents at 1 January 2018			58,708

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2018 is £89 million (30 June 2017: £2,579 million; 31 December 2017: £2,322 million; 1 January 2018: £48 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the period to 30 June 2018 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the European Union and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2017 which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Copies of the 2017 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2017 Annual Report and Accounts.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Risk management: Principal risks and uncertainties on page 25.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2017 Annual Report and Accounts.

Changes in accounting policy
The Group has adopted IFRS 9 and IFRS 15 with effect from 1 January 2018.

(i) IFRS 9 Financial Instruments
IFRS 9 replaces IAS 39 and addresses classification, measurement and derecognition of financial assets and liabilities, the impairment of financial assets measured at amortised cost or fair value through other comprehensive income and general hedge accounting.

Impairment: IFRS 9 replaces the IAS 39 ‘incurred loss’ impairment approach with an ‘expected credit loss’ approach. The revised approach applies to financial assets including finance lease receivables, recorded at amortised cost or fair value through other comprehensive income; loan commitments and financial guarantees that are not measured at fair value through profit or loss are also in scope. The expected credit loss approach requires an allowance to be established upon initial recognition of an asset reflecting the level of losses anticipated after having regard to, amongst other things, expected future economic conditions. Subsequently the amount of the allowance is affected by changes in the expectations of loss driven by changes in associated credit risk.

Classification and measurement: IFRS 9 requires financial assets to be classified into one of the following measurement categories: fair value through profit or loss, fair value through other comprehensive income and amortised cost. Classification is made on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The requirements for derecognition are broadly unchanged from IAS 39. The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. The Group early adopted this requirement with effect from 1 January 2017.

1.
Accounting policies, presentation and estimates (continued)

General hedge accounting: The new hedge accounting model aims to provide a better link between risk management strategy, the rationale for hedging and the impact of hedging on the financial statements. The standard does not explicitly address macro hedge accounting solutions, which are being considered in a separate IASB project – Accounting for Dynamic Risk Management. Until this project is finalised, the IASB has provided an accounting policy choice to retain IAS 39 hedge accounting in its entirety or choose to apply the IFRS 9 hedge accounting requirements. The Group has elected to continue applying hedge accounting as set out in IAS 39.

(ii) IFRS 15 Revenue from Contracts with Customers
IFRS 15 has replaced IAS 18 Revenue and IAS 11 Construction Contracts. The core principle of IFRS 15 is that revenue reflects the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled. The recognition of such revenue is in accordance with five steps to: identify the contract; identify the performance obligations; determine the transaction price; allocate the transaction price to the performance obligations; and recognise revenue when the performance obligations are satisfied.

Details of the impact of adoption of IFRS 9 and IFRS 15 are provided in note 22.

The following policies will substantially replace the relevant sections of the existing policies (D), (E) and (H) in the 2018 Annual Report and Accounts as they relate to revenue recognition, classification and measurement and impairment. Policies that are substantially unchanged such as accounting for borrowings, sales and repurchase agreements, recognition and derecognition and hedge accounting are not repeated.

(D) Revenue recognition
Interest income and expense are recognised in the income statement for all interest-bearing financial instruments using the effective interest method, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, and related penalties, and premiums and discounts that are an integral part of the overall return. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.

Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the services are provided. Current account and card fees are accrued evenly over the course of the year. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan once drawn. Where it is unlikely that loan commitments will be drawn, loan commitment fees are recognised over the life of the facility. Incremental costs incurred to generate fee and commission income are charged to fees and commissions expense as they are incurred.

Dividend income is recognised when the right to receive payment is established.

1.
Accounting policies, presentation and estimates (continued)

(E) Financial assets and liabilities
On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing the financial assets and whether the cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets when and only when its business model for managing those assets changes.

Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.

(1) Financial assets measured at amortised cost
Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks together with certain debt securities. Loans and advances are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).

Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.

(2) Financial assets measured at fair value through other comprehensive income
Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to profit and loss reserves. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. In addition, the Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, it is reflected in other comprehensive income.

1.
Accounting policies, presentation and estimates (continued)

(3) Financial instruments measured at fair value through profit or loss
Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. Derivatives are carried at fair value.

The assets backing the insurance and investment contracts issued by the Group do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income as they are managed on a fair value basis and accordingly are measured at fair value through profit or loss. Similarly, trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur.

Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except that gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

1.
Accounting policies, presentation and estimates (continued)

(H) Impairment of financial assets
The impairment charge in the income statement includes the change in expected credit losses and certain fraud costs. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts.

Expected credit losses are calculated by using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held or other mitigants of loss and including the impact of discounting using the effective interest rate.

At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit impaired are allocated to Stage 3.

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. The assessment is unbiased, probability-weighted and uses forward-looking information consistent with that used in the measurement of expected credit losses. In determining whether there has been a significant increase in credit risk, the Group uses a quantitative test based on relative and absolute PD movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historic delinquency. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since origination, the asset is transferred back to Stage 1.

Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit impaired. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due. The Group uses this 90 day backstop for all its products except for UK mortgages. For UK mortgages, the Group has assumed a backstop of 180 days past due as mortgage exposures more than 90 days past due, but less than 180 days, typically show high cure rates and this aligns to the Group’s risk management practices.

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing concessions are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

1.
Accounting policies, presentation and estimates (continued)

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2018 and which have not been applied in preparing these financial statements are set out in note 23.

Related party transactions
The Group has had no material or unusual related party transactions during the six months to 30 June 2018. Related party transactions for the six months to 30 June 2018 are similar in nature to those for the year ended 31 December 2017. Full details of the Group’s related party transactions for the year to 31 December 2017 can be found in the Group’s 2017 Annual Report and Accounts.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Other than in relation to the implementation of IFRS 9, there have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2017.

The calculation of the Group’s expected credit loss (ECL) allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.

Definition of default
The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due.

The definition of default adopted by the Group is described in (H) Impairment of financial assets above. This definition is aligned to the regulatory definition of default used by the Group for capital and regulatory reporting except that the Group has made the decision to treat forborne non-performing past term interest only mortgages as credit impaired.

As noted in (H) Impairment of financial assets, the Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due. The impact on the Group’s ECL allowance of assuming a backstop of 180 days past due for UK mortgages is not material.

Lifetime of an exposure
To derive the PDs necessary to calculate the ECL allowance it is necessary to estimate the expected life of each financial instrument. A range of approaches has been adopted across different product groupings including the full contractual life and taking into account behavioural factors such as early repayments and refinancing. For Retail assets, the Group has defined the lifetime for each product by analysing the time taken for all losses to be observed and for a material proportion of the assets to fully resolve through either closure or write-off. For revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For Commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Commercial assets could have a material effect on the ECL allowance recognised by the Group.

1.
Accounting policies, presentation and estimates (continued)

Significant increase in credit risk (SICR)
Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been an SICR since initial recognition. As described in (H) Impairment of financial assets above, the Group uses a quantitative test together with qualitative indicators and a backstop of 30 days past due for determining whether there has been a SICR. The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance.

For Retail, a deterioration of four grades for credit cards, personal loans or overdrafts, or three grades for personal mortgages, or two grades for asset finance accounts, would trigger a transfer to Stage 2. For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade would trigger a transfer.

Forward looking information
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.

In order to do this the Group uses a model to project a number of key variables to generate in excess of 2,000 possible future economic scenarios. These are ranked according to severity of loss and four scenarios are selected to represent the full loss distribution; a central scenario which reflects the assumptions used for medium-term planning purposes, an upside and a downside scenario and a severe downside scenario. Each scenario receives a 30 per cent weighting except for the severe downside scenario which is weighted at 10 per cent. These scenarios are used to produce a weighted average PD for each product grouping which is used to determine stage allocation and calculate the related ECL allowance.

The choice of alternative scenarios and probability weighting is a combination of quantitative analysis and judgemental assessments, designed to ensure that the full range of possible outcomes and material non-linearity are captured. The key UK economic assumptions made by the Group as at 30 June 2018 are shown below:

				Severe
	Base Case	Upside	Downside	Downside
	%	%	%	%
Interest rate	1.43	2.29	0.90	0.65
Unemployment rate	4.8	4.0	5.7	7.1
House price growth	2.7	6.5	(2.9)	(5.6)
CRE price growth	0.5	9.0	(5.3)	(8.1)

2.
Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

Charges in relation to other conduct provisions (now referred to as remediation) are now included in underlying profit. In addition, results in relation to certain assets which are outside the Group’s risk appetite, previously reported as part of run-off within Other, have been transferred into Retail and into Commercial. Comparatives have been restated accordingly.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2017, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2017.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 2018	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,514	1,089	5,603	2,164	6,436	(833)
Commercial Banking	1,497	840	2,337	1,166	1,821	516
Insurance and Wealth	60	979	1,039	480	1,202	(163)
Other	273	216	489	424	9	480
Group	6,344	3,124	9,468	4,234	9,468	–
Reconciling items:
Insurance grossing adjustment	(244)	321	77	−
Market volatility and asset sales	54	128	182	34
Amortisation of purchased intangibles	–	–	–	(53)
Restructuring costs	–	–	–	(377)
Fair value unwind and other items	(147)	(9)	(156)	(171)
Payment protection insurance provision	–	–	–	(550)
Group – statutory	6,007	3,564	9,571	3,117

2.
Segmental analysis (continued)

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 20171	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,182	1,148	5,330	1,902	6,204	(874)
Commercial Banking	1,488	994	2,482	1,228	1,605	877
Insurance and Wealth	72	939	1,011	429	1,090	(79)
Other	183	267	450	393	374	76
Group	5,925	3,348	9,273	3,952	9,273	–
Reconciling items:
Insurance grossing adjustment	(608)	660	52	–
Market volatility and asset sales	20	96	116	136
Amortisation of purchased intangibles	–	–	–	(38)
Restructuring costs	–	–	–	(321)
Fair value unwind and other items	(135)	(7)	(142)	(135)
Payment protection insurance provision	–	–	–	(1,050)
Group – statutory	5,202	4,097	9,299	2,544

1	Restated, see page 64

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 31 December 20171	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,524	1,073	5,597	1,868	6,478	(881)
Commercial Banking	1,542	804	2,346	1,003	1,571	775
Insurance and Wealth	61	907	968	470	793	175
Other	268	73	341	335	410	(69)
Group	6,395	2,857	9,252	3,676	9,252	–
Reconciling items:
Insurance grossing adjustment	(572)	696	124	–
Market volatility and asset sales	36	107	143	143
Amortisation of purchased intangibles	–	–	–	(53)
Restructuring costs	–	–	–	(300)
Fair value unwind and other items	(149)	(10)	(159)	(135)
Payment protection insurance provision	–	–	–	(600)
Group – statutory	5,710	3,650	9,360	2,731

1	Restated, see page 64

2.
Segmental analysis (continued)

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2018	2017	2018	2017	2018	2017
	£m	£m	£m	£m	£m	£m

Retail	350,505	350,219	254,608	253,127	262,547	258,612
Commercial Banking	172,322	177,808	148,531	148,313	210,427	224,577
Insurance and Wealth	151,478	151,986	13,599	13,770	157,836	157,824
Other	155,474	132,096	4,871	2,914	150,426	121,953
Total Group	829,779	812,109	421,609	418,124	781,236	762,966

3.
Net fee and commission income

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Fee and commission income:
Current accounts	315	367	345
Credit and debit card fees	487	460	493
Other	570	691	609
Total fee and commission income	1,372	1,518	1,447
Fee and commission expense	(674)	(670)	(712)
Net fee and commission income	698	848	735

Current account and credit and debit card fees principally arise in Retail. Other fees include corporate banking, treasury and other fees arising in Commercial Banking; and private banking, unit trust and asset management fees arising in Insurance and Wealth.

4.
Operating expenses
	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m
Administrative expenses
Salaries and social security costs	1,663	1,769	1,744
Pensions and other post-retirement benefit schemes (note 13)	405	302	323
Restructuring and other staff costs	444	291	181
	2,512	2,362	2,248
Premises and equipment	367	399	331
Other expenses:
IT, data processing and communications	563	415	467
UK bank levy	–	–	231
Operations, marketing and other	534	655	695
	1,097	1,070	1,393
	3,976	3,831	3,972
Depreciation and amortisation	1,215	1,131	1,239
Goodwill impairment	–	–	8
Total operating expenses, excluding regulatory provisions	5,191	4,962	5,219
Regulatory provisions (note 16):
Payment protection insurance provision	550	1,050	600
Other regulatory provisions	257	540	325
	807	1,590	925
Total operating expenses	5,998	6,552	6,144

5.
Impairment

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Loans and advances to customers	470	200	497
Debt securities	–	(4)	(2)
Financial assets at amortised cost	470	196	495
Undrawn balances	(15)	1	(10)
Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	1	6	–
Total impairment charged to the income statement	456	203	485

6.
Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2018 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit before tax	3,117	2,544	2,731
UK corporation tax thereon at 19 per cent (2017:19.25 per cent)	(592)	(490)	(525)
Impact of surcharge on banking profits	(186)	(231)	(221)
Non-deductible costs: conduct charges	(92)	(237)	(115)
Non-deductible costs: bank levy	–	–	(44)
Other non-deductible costs	(44)	(36)	(23)
Non-taxable income	51	55	17
Tax-exempt gains on disposals	38	69	59
Recognition of losses that arose in prior years	(10)	9	(9)
Remeasurement of deferred tax due to rate changes	10	(35)	26
Differences in overseas tax rates	3	1	(16)
Policyholder tax	(36)	(37)	(29)
Adjustments in respect of prior years	8	26	59
Tax effect of share of results of joint ventures	–	1	(2)
Tax expense	(850)	(905)	(823)

7.
Earnings per share

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit attributable to ordinary shareholders – basic and diluted	2,025	1,389	1,653
Tax credit on distributions to other equity holders	50	51	51
	2,075	1,440	1,704

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Weighted average number of ordinary shares in issue – basic	72,025	71,426	71,989
Adjustment for share options and awards	670	704	662
Weighted average number of ordinary shares in issue – diluted	72,695	72,130	72,651

Basic earnings per share	2.9p	2.0p	2.4p
Diluted earnings per share	2.9p	2.0p	2.3p

8.
Financial assets at fair value through profit or loss

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Trading assets	39,747	42,236

Other financial assets at fair value through profit or loss:
Treasury and other bills	57	18
Loans and advances to customers	10,087	–
Loans and advances to banks	2,441	–
Debt securities	33,638	34,540
Equity shares	86,391	86,084
	132,614	120,642
Financial assets at fair value through profit or loss	172,361	162,878

Included in the above is £125,952 million (31 December 2017: £117,323 million) of assets relating to the insurance businesses.

9.
Derivative financial instruments

	30 June 2018		31 December 2017
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	966	274	1,164	445
Derivatives designated as cash flow hedges	1,188	1,027	717	1,168
	2,154	1,301	1,881	1,613
Trading
Exchange rate contracts	7,727	5,732	4,760	4,950
Interest rate contracts	16,478	17,254	18,134	17,896
Credit derivatives	11	107	77	423
Equity and other contracts	585	1,167	982	1,242
	24,801	24,260	23,953	24,511
Total recognised derivative assets/liabilities	26,955	25,561	25,834	26,124

10.
Loans and advances to customers

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Agriculture, forestry and fishing	7,227	7,461
Energy and water supply	1,717	1,609
Manufacturing	7,821	7,886
Construction	5,059	4,428
Transport, distribution and hotels	13,754	14,074
Postal and telecommunications	2,367	2,148
Property companies	27,084	30,980
Financial, business and other services	62,662	57,006
Personal:
Mortgages	298,890	304,665
Other	28,861	28,757
Lease financing	1,948	2,094
Hire purchase	14,691	13,591
Total loans and advances to customers before allowance for impairment losses	472,081	474,699
Allowance for impairment losses (note 11)	(3,056)	(2,201)
Total loans and advances to customers	469,025	472,498

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 12).

11.
Allowance for impairment losses

	Stage 1	Stage 2	Stage 3	Total
In respect of drawn balances	£m	£m	£m	£m

Balance at 31 December 2017				2,227
Adjustment for IFRS 9 (note 22)				1,033
Balance at 1 January 2018	567	1,105	1,588	3,260
Exchange and other adjustments	–	10	28	38
Advances written off	–	–	(795)	(795)
Recoveries of advances written off in previous years	–	–	113	113
Charge to the income statement	(56)	(142)	668	470
	511	973	1,602	3,086
In respect of undrawn balances

Balance at 31 December 2017				30
Adjustment for IFRS 9 (note 22)				243
Balance at 1 January 2018	147	126	–	273
Exchange and other adjustments	(15)	(16)	21	(10)
Charge to the income statement	10	(36)	11	(15)
	142	74	32	248
At 30 June 2018	653	1,047	1,634	3,334

In respect of:
Loans and advances to banks	1	–	–	1
Loans and advances to customers (note 10)	510	965	1,581	3,056
Debt securities	–	–	19	19
Other assets	–	8	2	10
Drawn balances	511	973	1,602	3,086
Provisions in relation to loan commitments and financial guarantees	142	74	32	248
Total allowance for impairment losses	653	1,047	1,634	3,334

12.
Debt securities in issue

	30 June 2018			31 December 2017
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,043	36,153	43,196	7,815	29,418	37,233
Covered bonds	–	26,712	26,712	–	26,132	26,132
Certificates of deposit	–	12,066	12,066	–	9,999	9,999
Securitisation notes	54	4,972	5,026	–	3,660	3,660
Commercial paper	–	10,390	10,390	–	3,241	3,241
	7,097	90,293	97,390	7,815	72,450	80,265

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes
At 30 June 2018, external parties held £5,026 million (31 December 2017: £3,660 million) and the Group’s subsidiaries held £21,776 million (31 December 2017: £21,536 million) of total securitisation notes in issue of £26,802 million (31 December 2017: £25,196 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £32,999 million (31 December 2017: £35,475 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes
At 30 June 2018, external parties held £26,712 million (31 December 2017: £26,132 million) and the Group’s subsidiaries held £700 million (31 December 2017: £700 million) of total covered bonds in issue of £27,412 million (31 December 2017: £26,832 million). The bonds are secured on certain loans and advances to customers amounting to £35,384 million (31 December 2017: £31,989 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £3,763 million (31 December 2017: £3,507 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

13.
Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June	At 31 Dec
	2018	2017
	£m	£m
Defined benefit pension schemes:
Fair value of scheme assets	43,200	44,893
Present value of funded obligations	(41,739)	(44,384)
Net pension scheme asset	1,461	509
Other post-retirement schemes	(142)	(144)
Net retirement benefit asset	1,319	365

Recognised on the balance sheet as:
Retirement benefit assets	1,584	723
Retirement benefit obligations	(265)	(358)
Net retirement benefit asset	1,319	365

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2018	365
Income statement charge	(271)
Employer contributions	317
Remeasurement	908
Asset at 30 June 2018	1,319

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Defined benefit pension schemes	271	181	188
Defined contribution schemes	134	121	135
Total charge to the income statement (note 4)	405	302	323

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June	At 31 Dec
	2018	2017
	%	%

Discount rate	2.78	2.59
Rate of inflation:
Retail Prices Index	3.11	3.20
Consumer Price Index	2.06	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.67	2.73

14.
Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Preference shares	766	813
Preferred securities	3,649	3,690
Undated subordinated liabilities	577	565
Dated subordinated liabilities	12,645	12,854
Total subordinated liabilities	17,637	17,922

The Group has six series of preference shares outstanding in the market, two of which are irredeemable. The Group has no plans to use a capital reduction to cancel the irredeemable preference shares.

 15.
Share capital

Movements in share capital during the period were as follows:

	Number
	of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2018	71,973	7,197
Issued in the period1	710	71
Share buy backs	(725)	(72)
At period end	71,958	7,196

1	The ordinary shares issued in the period were in respect of employee share schemes.

16.
Provisions for liabilities and charges

	Provisions for commitments	Payment Protection Insurance	Other regulatory provisions	Vacant leasehold property	Other	Total
	£m	£m	£m	£m	£m	£m
Balance at 31 December 2017	30	2,778	1,292	56	1,390	5,546
Adjustment for IFRS 9 (note 22)	243					243
Balance at 1 January 2018	273					5,789
Exchange and other adjustments	(10)	100	–	–	41	131
Provisions applied	–	(1,145)	(528)	(9)	(419)	(2,101)
Charge for the period	(15)	550	257	13	18	823
At 30 June 2018	248	2,283	1,021	60	1,030	4,642

Payment protection insurance (excluding MBNA)
The Group increased the provision for PPI costs by a further £550 million in the half year to 30 June 2018, of which £460 million was in the second quarter, bringing the total amount provided to £19,225 million.

16.
Provisions for liabilities and charges (continued)

The charge in the second quarter is largely driven by a potentially higher total volume of complaints and associated administration costs due to higher reactive complaint volumes received over the past six months and ongoing volatility. The remaining provision is consistent with an average of approximately 13,000 complaints per week through to the industry deadline of the end of August 2019.

At 30 June 2018, a provision of £1,968 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,020 million during the six month to 30 June 2018.

Sensitivities
The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain including with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is also uncertainty around the impact of regulatory changes, FCA media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

For every additional 1,000 reactive complaints per week above 13,000 on average from July 2018 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of £150 million.

Payment protection insurance (MBNA)
With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million, already provided for, through an indemnity received from Bank of America. MBNA increased its PPI provision by £100 million in the half year to 30 June 2018 but the Group’s exposure continues to remain capped at £240 million under the arrangement that it has with Bank of America, notwithstanding this increase by MBNA ..

16.
Provisions for liabilities and charges (continued)

Other provisions for legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2018 the Group charged a further £257 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2018 was £1,021 million (31 December 2017: £1,292 million). The most significant items are as follows.

Arrears handling related activities
The Group has provided an additional £46 million (bringing the total provided to date to £688 million), for the costs of identifying and rectifying certain arrears management fees and activities. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and has made good progress in reimbursing mortgage arrears fees to the 565,000 impacted customers.

Packaged bank accounts
In the half-year to 30 June 2018, the Group provided an additional £25 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £775 million. A number of risks and uncertainties remain in particular with respect to future volumes.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017, levelling out in 2018. Up to 31 December 2017 the Group had provided a total of £639 million, with no further amounts provided during the six months to 30 June 2018. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – customer review
The Group is undertaking a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group provided £100 million in the year to 31 December 2017 and is in the process of paying compensation to the victims of the fraud for economic losses as well as ex-gratia payments and awards for distress and inconvenience. The review is ongoing and at 30 June 2018, the Group had made offers to 67 customers, which represents more than 90 per cent of the customers in the review and 56 of these customers have accepted the offers.

17.
Contingent liabilities and commitments

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.
●
The European Commission continues to pursue competition investigations against MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;
●
Litigation brought by retailers continues in the English Courts against both Visa and MasterCard
●
Any ultimate impact on the Group of the above investigations and litigation against Visa and MasterCard remains uncertain at this time

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, including those in connection with USD and JPY LIBOR, have been dismissed by the US Federal Court for Southern District of New York (subject to one appeal), and decisions are awaited on the Group’s motions to dismiss the Sterling LIBOR and BBSW claims.

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) in a Dutch class action, each raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

17.
Contingent liabilities and commitments (continued)

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and concluded on 5 March 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £650 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £350 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions
In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is implementing the Guidance and has now contacted most of the affected customers with any remaining customers being contacted during 2018.

Mortgage arrears handling activities
On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

17.
Contingent liabilities and commitments (continued)

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Contingent liabilities
Acceptances and endorsements	73	71
Other:
Other items serving as direct credit substitutes	901	740
Performance bonds and other transaction-related contingencies	2,306	2,300
	3,207	3,040
Total contingent liabilities	3,280	3,111

Commitments
Documentary credits and other short-term trade-related transactions	1	–
Forward asset purchases and forward deposits placed	184	384

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	12,814	11,156
Other commitments	85,651	81,883
	98,465	93,039
1 year or over original maturity	36,884	36,386
Total commitments	135,534	129,809

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £64,864 million (31 December 2017: £60,126 million) was irrevocable.

18.
Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 48 to the Group’s 2017 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2017 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2018		31 December 2017
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss	172,361	172,361	162,878	162,878
Derivative financial instruments	26,955	26,955	25,834	25,834

Loans and advances to banks	6,674	6,694	6,611	6,564
Loans and advances to customers	469,025	468,991	472,498	472,085
Debt securities	4,281	4,273	3,643	3,586
Financial assets at amortised cost	479,980	479,958	482,752	482,235
Financial assets at fair value through other comprehensive income	31,300	31,300
Available-for-sale financial assets			42,098	42,098
Financial liabilities
Deposits from banks	30,934	30,922	29,804	29,798
Customer deposits	421,609	421,834	418,124	418,441
Financial liabilities at fair value through profit or loss	45,777	45,777	50,877	50,877
Derivative financial instruments	25,561	25,561	26,124	26,124
Debt securities in issue	90,293	92,698	72,450	75,756
Liabilities arising from non-participating investment contracts	15,179	15,179	15,447	15,447
Subordinated liabilities	17,637	20,515	17,922	21,398

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

18.
Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2018
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	27,452	9,442	36,894
Loans and advances to banks	–	3,751	–	3,751
Debt securities	19,143	24,633	1,492	45,268
Equity shares	84,389	34	1,968	86,391
Treasury and other bills	57	–	–	57
Total financial assets at fair value through profit or loss	103,589	55,870	12,902	172,361
Financial assets at fair value through other comprehensive income:
Debt securities	23,246	7,263	334	30,843
Equity shares	112	4	18	134
Treasury and other bills	323	–	–	323
Total financial assets at fair value through other comprehensive income	23,681	7,267	352	31,300
Derivative financial instruments	216	25,771	968	26,955
Total financial assets carried at fair value	127,486	88,908	14,222	230,616

At 31 December 2017
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	29,976	–	29,976
Loans and advances to banks	–	1,614	–	1,614
Debt securities	20,276	22,596	2,308	45,180
Equity shares	84,694	18	1,378	86,090
Treasury and other bills	18	–	–	18
Total financial assets at fair value through profit or loss	104,988	54,204	3,686	162,878
Available-for-sale financial assets:
Debt securities	34,763	6,046	92	40,901
Equity shares	555	38	604	1,197
Total available-for-sale financial assets	35,318	6,084	696	42,098
Derivative financial instruments	246	24,532	1,056	25,834
Total financial assets carried at fair value	140,552	84,820	5,438	230,810

18.
Fair values of financial assets and liabilities (continued)

Financial liabilities
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2018
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	7,097	10	7,107
Trading liabilities	2,582	36,088	−	38,670
Total financial liabilities at fair value through profit or loss	2,582	43,185	10	45,777
Derivative financial instruments	434	24,355	772	25,561
Total financial liabilities carried at fair value	3,016	67,540	782	71,338

At 31 December 2017
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	3	7,812	–	7,815
Trading liabilities	1,106	41,956	–	43,062
Total financial liabilities at fair value through profit or loss	1,109	49,768	–	50,877
Derivative financial instruments	587	24,355	804	26,124
Total financial liabilities carried at fair value	1,696	67,540	804	77,001

18.
Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

		Financial
	Financial	assets at			Total
	assets at	fair value	Available-		financial
	fair value	through other	for-sale		assets
	through profit	comprehensive	financial	Derivative	carried at
	or loss	income	assets	assets	fair value
	£m	£m	£m	£m	£m

Balance at 31 December 2017	3,686		696	1,056	5,438
Adjustment for IFRS 9 (note 22)	9,175	302	(696)		8,781
Balance at 1 January 2018	12,861	302			14,219
Exchange and other adjustments	3	(1)		–	2
Gains recognised in the income statement within other income	111	–		2	113
Gains (losses) recognised in other comprehensive income within the revaluation reserve in respect of financial assets carried at fair value through other comprehensive income	–	1		–	1
Purchases	206	–		–	206
Sales	(491)	(91)		(90)	(672)
Transfers into the level 3 portfolio	532	334		–	866
Transfers out of the level 3 portfolio	(320)	(193)		–	(513)
At 30 June 2018	12,902	352		968	14,222
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2018	160	–		2	162

	Financial			Total
	assets at	Available		financial
	fair value	for-sale		assets
	through profit	financial	Derivative	carried at
	or loss	assets	assets	fair value
	£m	£m	£m	£m

At 1 January 2017	3,806	894	1,399	6,099
Exchange and other adjustments	(4)	(15)	18	(1)
Gains recognised in the income statement within other income	11	–	(226)	(215)
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	(199)	–	(199)
Purchases	303	24	5	332
Sales	(331)	(23)	(40)	(394)
Transfers into the level 3 portfolio	56	–	–	56
Transfers out of the level 3 portfolio	(123)	(21)	(44)	(188)
At 30 June 2017	3,718	660	1,112	5,490
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2017	234	–	(227)	7

18.
Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2018	–	804	804
Exchange and other adjustments	–	–	–
Gains recognised in the income statement within other income	–	(30)	(30)
Additions	–	–	–
Redemptions	–	(2)	(2)
Transfers into the level 3 portfolio	10	–	10
Transfers out of the level 3 portfolio	–	–	–
At 30 June 2018	10	772	782
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2018	–	(30)	(30)

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2017	2	960	962
Exchange and other adjustments	–	14	14
Gains recognised in the income statement within other income	(2)	(207)	(209)
Additions	–	19	19
Redemptions	–	(26)	(26)
At 30 June 2017	–	760	760
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2017	−	(209)	(209)

18.
Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2018
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Gross interest rates, inferred spreads (bps)	98 bps / 208 bps	9,442	418	(264)

Equity and venture capital investments	Market approach	Earnings multiple	1.4 / 14.1	1,921	65	(65)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)³	n/a		485	43	(48)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)³	n/a		801	1	(68)
Other				253
				12,902
Financial assets at fair value through other comprehensive income				352	16	(19)
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility	10% / 89%	968	1	(4)
				968
Financial assets carried at fair value				14,222
Financial liabilities at fair value through profit or loss				10	–	–
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility	10% / 89%	772	–	–
				772
Financial liabilities carried at fair value				782

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

18.
Fair values of financial assets and liabilities (continued)

				At 31 December 2017
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.9 /14.4	1,879	65	(65)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)3	n/a	n/a	1,746	26	(76)
Other				61	5	(5)
				3,686
Available-for-sale financial assets				696	83	(46)
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	9% / 94%	1,056	11	(3)
				1,056
Financial assets carried at fair value				5,438
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	9% / 94%	804	−	−
				804
Financial liabilities carried at fair value				804

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2017 financial statements.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2017 financial statements.

19.
Credit quality of loans and advances to customers

The disclosures in the tables below are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis (in relation to assets considered purchased credit impaired), more fairly reflects the underlying provisioning status of the loans.

The analysis of lending has been prepared based on the division in which the asset is held; with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the different characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12 month values, with the exception of credit impaired. The definitions of good, satisfactory and lower quality and below standard applying to Retail and Commercial are therefore not the same and consequently totals are not provided.

	Retail		Commercial
	Grade	IFRS 9 PD	Grade	IFRS 9 PD
		%		%
Good quality	1 – 6	0.00 to 4.500	1-10	0.000 to 0.500
Satisfactory quality	7 – 9	4.501 to 14.000	11-14	0.501 to 3.000
Lower quality	10	14.001 to 20.000	15-18	3.001 to 20.000
Below standard	11 – 13	20.001 to 99.999	19	20.001 to 99.999
Credit impaired	14	100.000	20-23	100.000

	Retail	Retail
Loans and advances to customers	mortgages	other	Commercial	Other	Total
	£m	£m	£m	£m	£m
At 30 June 2018
Stage 1
Good quality	252,239	40,702	66,514	30,949
Satisfactory quality	32	4,924	21,609	−
Lower quality	−	380	543	−
Below standard	−	282	−	−
	252,271	46,288	88,666	30,949	418,174

Stage 2
Good quality	26,670	2,697	153	17
Satisfactory quality	3,334	1,304	4,153	−
Lower quality	812	335	2,863	−
Below standard	2,599	847	395	−
	33,415	5,183	7,564	17	46,179

Stage 3
Credit impaired	5,078	1,011	2,520	59	8,668

Total	290,764	52,482	98,750	31,025	473,021

Expected credit loss allowance	(1,477)	(1,252)	(1,456)	(51)	(4,236)
	289,287	51,230	97,294	30,974	468,785
Fair value adjustments					240
Net balance sheet carrying value					469,025

19.
Credit quality of loans and advances to customers (continued)

	At 30 June	At 1 Jan
	2018	2018
	£m	£m

Allowance for impairment losses on loans and advances to customers	3,056	3,223
Impairment allowance of HBOS and MBNA at acquisition	11,309	11,309
Impairment charge covered by fair value adjustments	12,321	12,321
Amounts subsequently written off, net of foreign exchange and other movements	(22,450)	(22,389)
Allowance for impairment losses on loans and advances to customers on an underlying basis	4,236	4,464

20.
Dividends on ordinary shares

An interim dividend for 2018 of 1.07 pence per ordinary share (half-year to 30 June 2017: 1.0 pence) will be paid on 26 September 2018. The total amount of this dividend is £765 million (half-year to 30 June 2017: £720 million).

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	16 August 2018

Record date	17 August 2018

Final date for joining or leaving the dividend reinvestment plan	5 September 2018

Interim dividend paid	26 September 2018

On 29 May 2018, a final dividend in respect of 2017 of 2.05 pence per share, totalling £1,475 million was paid to shareholders.

21.
Share buy back programme

On 8 March 2018 the Group announced that it was launching a share buy back programme to repurchase up to £1 billion of its outstanding ordinary shares; the programme will end no later than 4 January 2019. The Group has entered into an agreement with UBS AG, London Branch (UBS) to conduct the share buy back programme on its behalf and to make trading decisions under the programme independently of the Group. UBS purchases the Group’s ordinary shares as principal and sells them to the Group in accordance with the terms of their engagement. The Group cancels the shares that it purchases through the programme.

By 30 June 2018, the Group had bought back and cancelled 725 million shares under the programme.

22.
Implementation of IFRS 9 and IFRS 15

IFRS 9 Financial Instruments
The Group adopted IFRS 9 from 1 January 2018. In accordance with the transition requirements of IFRS 9, comparative information for 2017 has not been restated and transitional adjustments have been accounted for through retained earnings as at 1 January 2018, the date of initial application; and as a result shareholders’ equity reduced by £1,180 million, driven by the effects of additional impairment provisions following the implementation of the expected credit loss methodology and fair value adjustments following the reclassification of certain financial assets to be measured at fair value rather than amortised cost. It is not practicable to quantify the impact of adoption of IFRS 9 on the results for the current period.

The following table summarises the impact of the transitional adjustment on the Group’s loss allowances at 1 January 2018:

	IAS 39 allowance at 31 December 2017	Transitional adjustment in loss allowance	IFRS 9 loss allowance at 1 January 2018
	£m	£m	£m
Loans and advances to banks	−	1	1
Loans and advances to customers	2,201	1,022	3,223
Debt securities	26	−	26
Other assets	−	10	10
Drawn balances	2,227	1,033	3,260
Provisions for undrawn commitments and financial guarantees	30	243	273
Total loss allowance	2,257	1,276	3,533

There were no impacts on the Group’s loss allowances as a result of changes in the measurement category of financial assets at 1 January 2018.

22.
Implementation of IFRS 9 and IFRS 15 (continued)

The following table summarises the adjustments arising on the adoption of IFRS 9 and IFRS 15 (see below) to the Group’s balance sheet as at 1 January 2018.

	As at 31 December 2017 £m	IFRS 9: Classification and measurement £m	IFRS 9: Impairment £m	IFRS 15 £m	Adjusted as at 1 January 2018 £m
Assets
Cash and balances at central banks	58,521	−	−	−	58,521
Items in course of collection from banks	755	−	−	−	755
Financial assets at fair value through profit or loss	162,878	13,130	−	−	176,008
Derivative financial instruments	25,834	(360)	−	−	25,474

Loans and advances to banks	6,611	(2,364)	(1)	−	4,246
Loans and advances to customers	472,498	(10,460)	(1,022)	−	461,016
Debt securities	3,643	(329)	−	−	3,314
Financial assets at amortised cost	482,752	(13,153)	(1,023)	−	468,576
Financial assets at fair value through other comprehensive income		42,917	−	−	42,917
Available-for-sale financial assets	42,098	(42,098)	−	−
Goodwill	2,310	−	−	−	2,310
Value of in-force business	4,839	−	−	−	4,839
Other intangible assets	2,835	−	−	−	2,835
Property, plant and equipment	12,727	−	−	−	12,727
Current tax recoverable	16	−	−	−	16
Deferred tax assets	2,284	22	300	3	2,609
Retirement benefit assets	723	−	−	−	723
Other assets	13,537	(655)	(10)	−	12,872
Total assets	812,109	(197)	(733)	3	811,182

22.
Implementation of IFRS 9 and IFRS 15 (continued)

	As at 31 December 2017 £m	IFRS 9: Classification and measurement £m	IFRS 9: Impairment £m	IFRS 15 £m	Adjusted as at 1 January 2018 £m
Equity and liabilities
Liabilities
Deposits from banks	29,804	−	−	−	29,804
Customer deposits	418,124	−	−	−	418,124
Items in course of transmission to banks	584	−	−	−	584
Financial liabilities at fair value through profit or loss	50,877	58	−	−	50,935
Derivative financial instruments	26,124	−	−	−	26,124
Notes in circulation	1,313	−	−	−	1,313
Debt securities in issue	72,450	(48)	−	−	72,402
Liabilities arising from insurance contracts and participating investment contracts	103,413	−	−	−	103,413
Liabilities arising from non-participating investment contracts	15,447	−	−	−	15,447
Other liabilities	20,730	−	(3)	14	20,741
Retirement benefit obligations	358	−	−	−	358
Current tax liabilities	274	−	−	−	274
Other provisions	5,546	−	243	−	5,789
Subordinated liabilities	17,922	−	−	−	17,922
Total liabilities	762,966	10	240	14	763,230
Equity
Shareholders’ equity	43,551	(207)	(973)	(11)	42,360
Other equity instruments	5,355	−	−	−	5,355
Non-controlling interests	237	−	−	−	237
Total equity	49,143	(207)	(973)	(11)	47,952
Total equity and liabilities	812,109	(197)	(733)	3	811,182

22.
Implementation of IFRS 9 and IFRS 15 (continued)

Reclassifications
Balance sheet line item	IFRS 9 Measurement category	In	Out	IFRS 9 allocation	Net reclassification
		£m	£m		£m
Financial assets
Financial assets at FVTPL	FVTPL	14,447	(1,139)	FVOCI	13,308
Derivative assets	FVTPL (Der)		(360)	FVTPL	(360)
Loans and advances
Banks	AC		(90)	FVOCI	(2,364)
			(2,274)	FVTPL
Customers	AC		(10,474)	FVTPL	(10,474)
Debt securities	AC		(329)	FVOCI	(329)
			(13,167)		(13,167)

Financial assets at FVOCI	FVOCI	42,972	−		42,972

Available-for-sale assets			(684)	FVTPL
			(41,414)	FVOCI
			(42,098)		(42,098)

Other assets	AC		(655)	FVTPL	(655)

Financial liabilities
Financial liabilities at FVTPL	FVTPL	48			48
Debt securities in issue	AC		(48)	FVTPL	(48)

Total		57,467	(57,467)		−

Remeasurements
There has been a pre-tax charge of £229 million (£207 million net of tax) arising from the reclassification of financial assets and liabilities to fair value through profit or loss and fair value through other comprehensive income and consequent remeasurement to fair value.

IFRS 15 Revenue from Contracts with Customers
The Group has adopted IFRS 15 from 1 January 2018 and in nearly all cases the Group’s existing accounting policy was consistent with the requirements of IFRS 15; however, certain income streams within the Group’s car leasing business are now deferred, resulting in an additional £14 million being recognised as deferred income at 1 January 2018 with a corresponding debit of £11 million, net of tax, to shareholders’ equity. As permitted by the transition options under IFRS 15, comparative figures for the prior year have not been restated. The impact of adoption of IFRS 15 on the current period is not material.

23.
Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2018 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

With the exception of IFRS 16 Leases, as at 31 July 2018 these pronouncements are awaiting EU endorsement.

IFRS 16 Leases
IFRS 16 replaces IAS 17 Leases and is effective for annual periods beginning on or after 1 January 2019.

IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessees will recognise a finance charge on the liability and a depreciation charge on the asset which could affect the timing of the recognition of expenses on leased assets. This change will mainly impact the properties that the Group currently accounts for as operating leases. Finance systems will need to be changed to reflect the new accounting rules and disclosures. Lessor accounting requirements remain aligned to the current approach under IAS 17.

IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2021.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a Value in Force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.

Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2019 (including IFRIC 23 Uncertainty over Income Tax Treatments). These revised requirements are not expected to have a significant impact on the Group.

24.
Other information

The financial information included in these condensed consolidated financial statements does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017 were approved by the directors on 20 February 2018 and were delivered to the Registrar of Companies on 24 April 2018. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

●
an indication of important events that have occurred during the six months ended 30 June 2018 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●
material related party transactions in the six months ended 30 June 2018 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the board by

António Horta-Osório
Group Chief Executive
31 July 2018

Lloyds Banking Group plc board of directors:

Executive directors:
António Horta-Osório (Group Chief Executive)
George Culmer (Chief Financial Officer)
Juan Colombás (Chief Operating Officer)

Non-executive directors:
Lord Blackwell (Chairman)
Anita Frew (Deputy Chairman)
Alan Dickinson
Simon Henry
Lord Lupton CBE
Deborah McWhinney
Nicholas Prettejohn
Stuart Sinclair
Sara Weller CBE

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Report on the condensed consolidated interim financial statements

Our conclusion
We have reviewed Lloyds Banking Group plc's condensed consolidated interim financial statements (the "interim financial statements") in the 2018 half-year results of Lloyds Banking Group plc (the “Company”) for the 6 month period ended 30 June 2018. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

●
the consolidated balance sheet as at 30 June 2018;

●
the consolidated income statement and consolidated statement of comprehensive income for the period then ended;

●
the consolidated cash flow statement for the period then ended;

●
the consolidated statement of changes in equity for the period then ended; and

●
the explanatory notes to the interim financial statements

The interim financial statements included in the 2018 half-year results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The 2018 half-year results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the 2018 half-year results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the 2018 half-year results based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the 2018 half-year results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
31 July 2018

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Jaws	The difference between the period on period percentage change in net income and the period on period change in total costs calculated on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
Director of Media Relations
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 August 2018